JAMES RIVER COAL COMPANY
901 E. BYRD STREET
SUITE 1600
RICHMOND, VIRGINIA 23219

March 15, 2012

To Our Shareholders:

On behalf of the Board of Directors and management of James River Coal Company, I cordially invite you to the 2012 Annual Meeting of Shareholders to be held on Monday, April 23, 2012, at 10:00 a.m., local time, at the Company's principal office, located at 901 E. Byrd Street, Suite 1600, in Richmond, Virginia.

At the 2012 Annual Meeting, shareholders will be asked to consider and vote upon:

i. the re-election of two current directors,

ii. a non-binding resolution to approve the compensation of the Company's Named Executive Officers,

iii. the approval of the 2012 Equity Incentive Plan (the "2012 Equity Plan"), and

iv. the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2012.

Information about the nominees for director, the 2012 Equity Plan and certain other matters is contained in the accompanying Proxy Statement. A copy of our 2011 Annual Report to Shareholders, which contains financial statements and other important information about our business, is also enclosed.

It is important that your shares of stock be represented at the meeting, regardless of the number of shares you hold. We encourage you to specify your voting preferences by marking and dating the enclosed proxy card. If you wish to vote on the matters set forth above, all you need to do is sign and date the proxy card.

Regardless of whether you plan to attend the meeting in person, please complete the enclosed proxy card and return it promptly in the enclosed envelope, or vote by using any other method described on your proxy card. If you do attend and wish to vote in person, you may revoke your proxy at that time.

I hope you are able to attend the meeting, and look forward to seeing you.

Sincerely,

Peter T. Socha
Chairman of the Board, President and
Chief Executive Officer

JAMES RIVER COAL COMPANY
901 E. BYRD STREET
SUITE 1600
RICHMOND, VIRGINIA 23219

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 23, 2012

To the Shareholders of James River Coal Company:

Notice is hereby given that the 2012 Annual Meeting of Shareholders of James River Coal Company will be held at 10:00 a.m., local time, on Monday, April 23, 2012, at the Company's principal office, located at 901 E. Byrd Street, Suite 1600, in Richmond, Virginia, for the following purposes:

1. To elect two directors, whose terms, if re-elected, will expire in 2015;
2. To consider a non-binding resolution to approve the compensation of the Company's Named Executive Officers;
3. To approve the 2012 Equity Incentive Plan;
4. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2012; and
5. To consider such other matters as may properly come before the meeting and any adjournment or postponement thereof.

Only holders of James River Coal Company's Common Stock of record as of the close of business on Tuesday, March 13, 2012 are entitled to vote at the 2012 Annual Meeting. A Proxy Statement and a proxy card solicited by the Board of Directors are enclosed herewith. Please sign, date and return the proxy card promptly in the enclosed business reply envelope, or vote using any other method that may be described on your proxy card. If you attend the meeting, you may, if you wish, revoke your proxy and vote in person.

By Order of the Board of Directors,

James T. Ketron
Secretary

March 15, 2012

Whether or not you expect to be present at the 2012 Annual Meeting, we urge you to fill in, date, sign, and promptly return the enclosed proxy card in the enclosed business reply envelope, or vote using any other method that may be described on your proxy card. The proxy may be revoked at any time prior to exercise, and if you attend the 2012 Annual Meeting, you may, if you wish, revoke your proxy at that time and vote in person.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2012 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 23, 2012

The Company's Proxy Statement for the 2012 Annual Meeting of Shareholders and the Company's 2011 Annual Report on Form 10-K for the fiscal year ended December 31, 2011 are available at http://ir.jamesrivercoal.com/annuals.cfm.

TABLE OF CONTENTS

JAMES RIVER COAL COMPANY
901 E. BYRD STREET
SUITE 1600
RICHMOND, VIRGINIA 23219

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 23, 2012

INTRODUCTION

This Proxy Statement is furnished to shareholders in connection with the solicitation of proxies by the Board of Directors of James River Coal Company ("James River" or the "Company") for use at James River's 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting") to be held on Monday, April 23, 2012, including any postponement, adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of 2012 Annual Meeting. Management intends to mail this Proxy Statement and the accompanying form of proxy to shareholders on or about March 20, 2012.

Only shareholders of record at the close of business on March 13, 2012 (the "Record Date") are entitled to notice of and to vote in person or by proxy at the 2012 Annual Meeting. As of the Record Date, there were 35,951,517 shares of common stock, $0.01 par value per share (the "Common Stock"), of James River outstanding and entitled to vote at the 2012 Annual Meeting.

Proxies in the accompanying form duly executed and returned to the management of James River, and not revoked, will be voted at the 2012 Annual Meeting. Any proxy given pursuant to this solicitation may be revoked by the shareholder at any time prior to the voting of the proxy by delivery of a subsequently dated proxy, by written notification to the Secretary of James River or by personally withdrawing the proxy at the 2012 Annual Meeting and voting in person.

Proxies that are executed, but that do not contain any specific instructions, will be voted for the election of the nominees for director specified herein, for a non-binding resolution to approve the compensation of the Company's Named Executive Officers described herein, for the approval of the 2012 Equity Incentive Plan, and for the ratification of the appointment of KPMG LLP, as our independent registered public accounting firm for 2012 described herein. The persons appointed as proxies will vote in their discretion on any other matter that may properly come before the 2012 Annual Meeting or any postponement, adjournment or adjournments thereof, including any vote to postpone or adjourn the 2012 Annual Meeting.

A copy of James River's 2011 Annual Report to Shareholders, which includes a copy of the 2011 Annual Report on Form 10-K for the year ended December 31, 2011, is being furnished herewith. Any shareholder of record or beneficial shareholder as of the Record Date may request a copy of any exhibits to the 2011 Annual Report on Form 10-K, upon payment of James River's reasonable expenses in furnishing the exhibits, by submitting a written request to:

James River Coal Company
901 E. Byrd Street, Suite 1600
Richmond, Virginia 23219
Attn.: Secretary

If the person requesting exhibits was not a shareholder of record on the Record Date, the request must include a representation that the person was a beneficial owner of Common Stock on that date.

VOTING PROCEDURES

The Board of Directors has designated Peter T. Socha and Samuel M. Hopkins, II, and each or either of them, as proxies to vote the shares of Common Stock solicited on its behalf. If the enclosed form of proxy is executed and returned, it may nevertheless be revoked at any time before it has been exercised by: (i) giving written notice to the secretary of the Company; (ii) delivery of a later dated proxy; or (iii) attending the 2012 Annual Meeting, notifying the secretary of the Company or his delegate and voting in person. The shares represented by the proxy will be voted in accordance with the directions given unless the proxy is mutilated or otherwise received in such form as to render it illegible. If sufficient votes in favor of the election of directors are not received by the date of the 2012 Annual Meeting, the persons named as proxies may propose one or more adjournments of the 2012 Annual Meeting to permit further solicitation of proxies.

Each outstanding share of Common Stock is entitled to one vote. The presence, in person or by proxy, of holders of a majority of the outstanding shares of the Company's Common Stock at the 2012 Annual Meeting is necessary to constitute a quorum. Abstentions and "broker non-votes" will be included in determining whether a quorum is present at the 2012 Annual Meeting, but will otherwise have no effect on any matter. Broker non-votes occur on a matter up for vote when a broker, bank or other holder of shares you own in "street name" is not permitted to vote on that particular matter without instructions from you, you do not give such instructions, and the broker or other nominee indicates on its proxy card, or otherwise notifies us, that it does not have authority to vote its shares on that matter. Whether a broker has authority to vote its shares on uninstructed matters is determined by stock exchange rules. The required vote for each item of business at the 2012 Annual Meeting, in each case assuming the presence of a quorum, is as follows:

- For Proposal One, the re-election of two directors whose terms will end in 2015, the nominees for each vacancy receiving the greatest number of votes at the 2012 Annual Meeting shall be deemed elected to serve such term, even though such nominees may not receive a majority of the votes cast. Because directors are elected by plurality vote, abstentions and broker non-votes will have no effect on voting for this item.
- For Proposal Two, the non-binding resolution to approve the compensation of the Company's Named Executive Officers, if more shares are voted in favor of such approval than against it, the matter shall be approved.
- For Proposal Three, the 2012 Equity Incentive Plan, if more shares are voted in favor of such approval than against it, the matter shall be approved.
- For Proposal Four, the ratification of the appointment of KPMG LLP as independent registered public accountants for 2012, if more shares are voted in favor of such ratification than against it, the matter shall be approved.
- For any other business at the 2012 Annual Meeting, if more shares are voted in favor of the matter than against it, the matter shall be approved, unless the vote of a greater number is required by law.

Shareholders should specify their choices on the enclosed form of proxy. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted "FOR" the election of all nominees, "FOR" the non-binding resolution to approve the compensation of the Company's Named Executive Officers, "FOR" the approval of the 2012 Equity Incentive Plan, and "FOR" the ratification of the appointment of KPMG LLP as independent registered public accountants for 2012, and in the discretion of the proxies with respect to any other matters that properly come before the meeting.

If your shares of Common Stock are held by a broker, bank or other nominee (*i.e.*, in "street name"), you will receive instructions from your nominee, which you must follow in order to have your shares voted — the instructions may appear on the special proxy card provided to you by your nominee (also called a "voting instruction form"). Your nominee may offer you different methods of voting, such as by telephone or Internet. If you do hold your shares in "street name" and plan on attending the 2012 Annual Meeting, you should request a proxy from your broker or other nominee holding your shares in record name on your behalf in order to attend the 2012 Annual Meeting and vote at that time (your broker may refer to it as a "legal" proxy).

PROPOSAL ONE:

ELECTION OF DIRECTORS

The Board is divided into three classes of directors serving staggered three-year terms. As required by the Company's Articles of Incorporation and Section 13.1-678 of the Virginia Stock Corporation Act, the three classes of the Board must be as nearly equal in number as possible. The Board is currently comprised of five directors. The Board has nominated Messrs. FlorJancic and Vipperman to each serve a three-year term that will expire in 2015, and Messrs. FlorJancic and Vipperman have indicated that they will serve if elected. If any nominee is no longer able or willing to serve, the proxy may be voted for the election of such other person as may be designated by the Board of Directors.

The following information as of February 28, 2012 has been furnished by the nominees for director and the continuing directors. Except as otherwise indicated, the nominees and the continuing directors have been or were engaged in their present or last principal employment, in the same or a similar position, for more than five years.

Nominees for Director at the 2012 Annual Meeting and Whose Term Will Expire in 2015 if Elected

Name (Age)	*Information About the Nominees*
Ronald J. FlorJancic (61)	Mr. FlorJancic has been a Director since August 2006. Mr. FlorJancic has been an independent consultant to the coal, coalbed methane and energy and telecommunications industries since 2003. From 2003 to January 2010, he was a Principal and Partner at Customer Care Specialists, Inc., a management consulting firm. Mr. FlorJancic spent 30 years with CONSOL Energy Inc. in various positions of operations, safety, coal trading, transportation and distribution, and sales and marketing. He was chief of mergers and acquisitions and an active principal in CONSOL Energy's initial public offering. Mr. FlorJancic retired from CONSOL Energy in 2003 as Executive Vice President. In July of 2011, Mr. FlorJancic joined the Board of Managers of Quality Magnetite, LLC, a privately held producer of magnetite (See "Related Person Transactions" on page 19). Mr. FlorJancic is a Certified Mine Foreman — Pennsylvania. Mr. FlorJancic has participated in the twice yearly Audit Institute Roundtable meetings sponsored by KPMG. Mr. FlorJancic earned a B.S. in Business (with distinction) and a M.B.A. from Indiana University. Mr. FlorJancic attended the Executive Management Program at Emory University. With over 30 years of coal industry experience, Mr. FlorJancic is able to provide our board of directors with a first hand understanding and knowledge of our industry. Mr. FlorJancic's industry knowledge and experience provides our board of directors with an operational understanding of the coal industry.
Joseph H. Vipperman (71)	Mr. Vipperman has been a Director since June 2005. Mr. Vipperman retired in 2002 after more than 40 years with American Electric Power (AEP) and its subsidiary companies. When he retired, Mr. Vipperman was serving as Executive Vice President-Shared Services for American Electric Power Services Corporation. He has also served as Chairman of both the Virginia Center for Energy and Economic Development and the Roanoke Regional Chamber of Commerce, on the Advisory Board of Norfolk Southern Corporation, and as a Director of the Virginia Coal Council, Shenandoah Life Insurance Company and Roanoke Electric Steel. Mr. Vipperman earned a bachelor's degree in Electrical Engineering from Virginia Polytechnic Institute and a master's degree in Industrial Management from Massachusetts Institute of Technology.

Name (Age)	*Information About the Nominees*
	Mr. Vipperman brings to the board of directors over 40 years of experience in the utility industry that allows him to provide crucial insight to this area. Additionally, Mr. Vipperman's experience as Executive Vice President-Shared Services for AEP has provided him with an understanding of both the accounting and human resource functions of a large and complex organization. This experience has given him a working knowledge of compensation issues that makes him uniquely qualified to serve as the head of our Compensation Committee.

Directors Whose Terms Will Expire in 2013

Name (Age)	*Information About the Continuing Directors*
Leonard J. Kujawa (79)	Mr. Kujawa has been a Director since May 2004. Mr. Kujawa previously served as a partner at Arthur Andersen & Co. from 1965 to 1995. When he retired in 1995, he had worldwide management responsibility for services to clients in the utility, energy and telecommunications fields. For over ten years, Mr. Kujawa has participated extensively in the restructuring and privatization of energy companies around the world. Mr. Kujawa was a Senior Advisor to Cambridge Energy Research Associates, leading their program for Chief Financial Officers and Chief Risk Officers. Mr. Kujawa currently serves as a utility industry financial consultant in Asia. Mr. Kujawa previously served on the Boards of American Electric Power, China Tobacco Mauduit (Jiangmen) Paper Industry Company and Schweitzer-Mauduit International. Mr. Kujawa participated in the semi-annual Audit Committee Institute meeting by KPMG and the NYSE Corporate Board programs: Board Committee Peer Exchange for Audit Chairs; Boardroom Summit for S&P 500 Directors. Mr. Kujawa has a B.B.A. (with distinction) and a M.B.A. from the University of Michigan. Mr. Kujawa is a Certified Public Accountant. Through his many years of experience as a partner at Arthur Andersen, Mr. Kujawa is able to provide financial accounting knowledge that is critical to our board of directors. Mr. Kujawa's experience with accounting principles, financial reporting rules and regulations, evaluating financial results and generally overseeing the financial reporting process of public companies, from an independent auditor's perspective and as a board member and audit committee member of other public companies, makes him a valuable asset to our board of directors. Additionally, Mr. Kujawa's board experience in the utility industry provides our board with crucial insight into the utility industry, which serves as one of our primary customers. Mr. Kujawa's financial expertise in particular qualifies him to chair the Audit Committee, and the Board of Directors has designated him an "audit committee financial expert" as defined in SEC rules.
Peter T. Socha (52)	Mr. Socha serves as our Chairman, Chief Executive Officer and President. He joined the Company in March 2003. Mr. Socha has a B.S. degree in Mineral Engineering and a M.A. degree in Corporate Finance, both from the University of Alabama. As our Chief Executive Officer and President, Mr. Socha provides essential insight and guidance to our Board of Directors from an inside perspective of our day-to-day operations. Additionally, Mr. Socha has served in the capacity of a chief executive officer and chairman on various boards since 1992. This experience, along with his mineral engineering background, makes him invaluable in providing key senior management and operational experience to our board of directors.

Directors Whose Terms Will Expire in 2014

Name (Age)	*Information About the Continuing Directors*
Alan F. Crown (64)	Mr. Crown has been a Director since May 2004. He has served since April 2007 as an Operating Partner at Comvest Investment Group. Mr. Crown previously served from January 2004 to April 2007 as President and Chief Operating Officer of Transload America, LLC, a waste haulage company. Prior to that, Mr. Crown was employed by CSX Transportation, a major eastern railroad, from 1966 until he retired in September 2003. From 1999 to 2003, Mr. Crown served as Vice President — Central Region (1999-2000), Senior Vice President — Transportation (2000-2002), and Executive Vice President (2002-2003) of CSX Transportation. Mr. Crown attended the University of Baltimore. Mr. Crown has extensive experience in the railroad industry. His vast understanding of, and experience with, the transportation aspects of our industry provide him with a unique understanding of the coal industry that is critical to our board of directors. Mr. Crown's strong operating and leadership experience qualifies him to serve as chair of our Governance Committee.

At the 2012 Annual Meeting, two individuals will be elected to serve as directors of the Company for a term scheduled to end in conjunction with the 2015 annual meeting of shareholders or until his successor is duly elected and qualified. Each nominee has consented to be named herein and to serve as director, if elected. However, if any nominee becomes unavailable for election, it is the intention of the persons named in the accompanying form of proxy to vote the shares for the election of such other person as may be designated by the Board of Directors, if any.

Proxies cannot be voted for a greater number of persons than the number of nominees named above. It is the intention of the persons named in the accompanying form of proxy, absent contrary instructions thereon, to vote such proxy for the election to the Board of Directors of the individuals nominated.

Vote Required and Recommendation of the Board

The nominees for each vacancy receiving the greatest number of votes shall be deemed elected, even though such nominee may not receive a majority of the votes cast. Because directors are elected by plurality vote, abstentions and broker non-votes have no effect on the voting of directors.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE ELECTION OF THE ABOVE NOMINEES. PROXIES SOLICITED BY THE BOARD WILL BE SO VOTED UNLESS SHAREHOLDERS SPECIFY A CONTRARY CHOICE IN THEIR PROXIES.

PROPOSAL TWO:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of the Named Executive Officers as disclosed in this Proxy Statement in accordance with the Securities & Exchange Commission's rules.

As described in detail under the heading "Compensation of Executive Officers and Directors — Compensation Discussion and Analysis," the primary objectives of our executive compensation program are to enhance the profitability and growth of the Company, and thus shareholder value, by aligning executive compensation with the Company's business goals and performance and by attracting, retaining and rewarding executive officers who contribute to the long-term success of the Company. The Company also seeks to provide a compensation program that is both competitive in the marketplace and that is internally equitable based upon the level of responsibility that the executive holds. Please read the "Compensation Discussion and Analysis" beginning on page 20 for additional details about our executive compensation programs, including information about the fiscal year 2011 compensation of our named executive officers.

We are asking our shareholders to indicate their support for the Named Executive Officers' compensation as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on the Named Executive Officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Named Executive Officers. Accordingly, we are asking our shareholders to vote "FOR" the following resolution at the annual meeting:

> *"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of the Securities and Exchange Commission's Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative disclosure, in the Company's Proxy Statement for its 2012 Annual Meeting is hereby APPROVED."*

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or the Board of Directors. However, the Compensation Committee and the Board of Directors currently intend to take into account the outcome of the most recent advisory vote on Named Executive Officer compensation when considering future executive compensation arrangements for the Named Executive Officers, although they are under no obligation to do so.

Vote Required and Recommendation of the Board

Approval of the Company's compensation of its Named Executive Officers requires that more shares be voted in favor of such approval than against it.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT. PROXIES SOLICITIED BY THE BOARD WILL BE SO VOTED UNLESS SHAREHOLDERS SPECIFY A CONTRARY CHOICE IN THEIR PROXIES.

PROPOSAL THREE:

APPROVAL OF 2012 EQUITY INCENTIVE PLAN

Our Board of Directors adopted the 2004 Equity Incentive Plan on May 7, 2004, and it was approved by our shareholders on May 25, 2004. The Board adopted an amendment to such plan on April 6, 2009 to increase the number of shares available for issuance pursuant to awards under the plan by 1,250,000 shares, and it was approved by our shareholders on June 10, 2009 (such plan, as amended, the "2004 Incentive Plan").

The 2004 Incentive Plan currently authorizes the issuance of up to 2,400,000 shares of common stock (or 6.73% of our outstanding shares at February 28, 2012). Of those shares, only 329,241 shares remain available for future grant or issuance. The 2004 Incentive Plan expires in May 2014.

The Board approved the 2012 Equity Incentive Plan (the "2012 Incentive Plan") on March 5, 2012, subject to its approval by the shareholders at the 2012 Annual Meeting. The Board recommends that the shareholders approve the 2012 Incentive Plan in order to allow the Company to continue to offer equity awards to employees and directors as part of its overall compensation package upon exhaustion or expiration of the 2004 Incentive Plan. The objectives of the 2012 Incentive Plan are to:

(i) attract, motivate and retain employees, directors, consultants, advisors and other persons who perform services for us by providing compensation opportunities that are competitive with other companies;

(ii) provide incentives to those individuals who contribute significantly to our long-term performance and growth and that of our affiliates; and

(iii) align the long-term financial interests of employees and other individuals who are eligible to participate in the 2012 Incentive Plan with those of shareholders.

The following description of the material features of the 2012 Incentive Plan is a summary and is qualified in its entirety by reference to the 2012 Incentive Plan, a copy of which is available from the Company's filings with the SEC and attached as Appendix B to this Proxy Statement. A copy of the full text of the 2012 Incentive Plan will be provided without charge upon request. The 2012 Incentive Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Material Terms of the 2012 Incentive Plan

General. The 2012 Incentive Plan will be administered by the Compensation Committee of the Board of Directors (the "Committee") or by such other committee consisting of two or more members as may be appointed by the Board. If any member of the Committee does not qualify as (i) a "Non-Employee Director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended and (ii) an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), a subcommittee of the Committee will be appointed to grant awards to named executive officers and to officers who are subject to Section 16 of the Securities Exchange Act of 1934, and each member of such subcommittee will satisfy the requirements of (i) and (ii) above. References to the Committee in this summary shall include and, as appropriate, apply to any such subcommittee. Subject to the requirement that shareholder approval be obtained for certain amendments, the 2012 Incentive Plan may be amended by the Committee in whole or in part, but no such action shall adversely affect any rights or obligations with respect to any awards previously granted under the 2012 Incentive Plan, unless the participants affected by such amendment provide their written consent to such action.

Shares awarded or subject to purchase under the 2012 Incentive Plan that are not delivered or purchased, or revert to us as a result of forfeiture or termination, expiration or cancellation of an award, will be again available for issuance under the 2012 Incentive Plan.

Eligibility. The Committee will determine the individuals to whom awards will be granted, the number of shares subject to an award, and the other terms and conditions of an award. To the extent provided by law, the Committee may delegate to one or more persons the authority to grant awards. As applicable, when used in this description of the 2012 Incentive Plan, the Committee also refers to any such individual to whom the Committee has delegated some of its authority to grant awards. The Committee may provide in the agreements relating to awards under the

2012 Incentive Plan for automatic accelerated vesting and other rights upon the occurrence of a change in control or upon the occurrence of other events as may be specified in such agreements.

Description of Awards. Awards granted under the 2012 Incentive Plan may be "incentive stock options" ("ISOs"), as defined in Section 422 of the Code; "nonqualified stock options" ("NQSOs"); shares of the Company's common stock, or units which represent the right to obtain shares of common stock, which may be nontransferable and/or forfeitable under restrictions, terms and conditions set forth in the award agreement ("restricted stock" or "stock awards," or in the case of units, "restricted stock units" or "RSUs"); stock appreciation rights ("SARs"); performance shares; or performance units. ISOs may be granted only to employees of the Company, including officers. NQSOs may be granted to any person employed by or performing services for the Company, including non-employee directors, independent contractors, consultants and advisors who provide certain bona fide services to the Company. The number of shares of common stock with respect to which awards may be granted under the 2012 Incentive Plan is a maximum of one million (1,000,000) shares of Company common stock.

All of the shares available for issuance under the 2012 Incentive Plan may be issued as ISOs. The maximum aggregate number of shares for which options (ISOs and NQSOs) and SARs may be granted to any individual during any calendar year is four hundred thousand (400,000) shares, subject to anti-dilution and similar provisions. The maximum aggregate number of shares of restricted stock and RSUs that may be granted to any individual during any calendar year is two hundred fifty thousand (250,000) shares, subject to anti-dilution and similar provisions. With respect to performance awards that have a specific dollar-value target or are performance units, the maximum aggregate payout (determined as of the end of the applicable performance cycle) with respect to performance awards granted in any one calendar year to any one participant shall be $2,000,000. With respect to performance awards that are payable in shares, the maximum aggregate payout (determined as of the end of the applicable performance cycle) with respect to performance awards that may be granted to any individual during any calendar year is also two hundred fifty thousand (250,000) shares, subject to anti-dilution and similar provisions. The Board of Directors or the Committee may at any time amend or terminate the 2012 Incentive Plan, subject to applicable laws. The Company will pay the administrative costs of the 2012 Incentive Plan.

Stock Options. The number of shares subject to a stock option, the type of stock option (*i.e.*, ISO or NQSO), the exercise price of a stock option (which shall be not less than the fair market value of a share on the date of grant) and the period of exercise (including upon termination of employment) will be determined by the Committee and set forth in an option agreement; provided that no option will be exercisable more than ten years after the date of grant. The Committee may provide in the option agreement for transfer restrictions, repurchase rights, vesting requirements, acceleration provisions and other rights or limitations on the option or the shares to be issued pursuant to the exercise of an option.

ISOs are also subject to certain limitations prescribed by the Code, including the requirement that such options cannot be granted to employees who own more than ten percent (10%) of the combined voting power of all classes of voting stock (a "principal shareholder") of the Company, unless the option price is at least one-hundred ten percent (110%) of the fair market value of the common stock subject to the option as of the date of grant. In addition, an ISO granted to a principal shareholder cannot be exercisable more than five (5) years from its date of grant.

Options granted under the 2012 Incentive Plan shall be exercisable at such times and be subject to restrictions and conditions as the Committee shall in each instance approve, including, without limitation, conditions related to the employment of or provision of services by a participant. The Committee shall determine and set forth in the option agreement the extent to which options are exercisable after termination of employment. The option price upon exercise shall be paid to us in full, in any of the following manners, to the extent permitted by applicable laws and unless such manner is not permitted by the Committee with respect to some or all options: (a) in cash, (b) in cash equivalent approved by the Committee, (c) by tendering (or attesting to the ownership of) previously acquired shares having an aggregate fair market value at the time of exercise equal to the total exercise option price, (d) by having the Company withhold shares from the shares acquired upon exercise of the option having an aggregate fair market value at the time of exercise equal to the total option exercise price, (e) by a net exercise method, (f) by a cashless exercise method, including a broker-assisted cashless exercise, or (g) by a combination of any of the above methods. The Committee may also allow exercise and payment by any other means that the Committee determines to be consistent with the 2012 Incentive Plan's purpose and applicable law. A participant will have no rights as a shareholder with respect to the shares subject to the option until the option is exercised.

SARs. SARs granted under the 2012 Incentive Plan entitle the grantee to receive an amount payable in shares and/or cash, as determined by the Committee, equal to the excess of the fair market value of a share on the day the SAR is exercised over the specified purchase price, which, unless provided otherwise, shall be fair market value of a share on the grant date of the SAR. The exercise period of a SAR may not exceed ten years. The Committee shall determine and set forth in the award agreement the extent to which SARs are exercisable after termination of employment.

Restricted Stock. The terms of restricted stock awards, including the restriction period, any performance targets applicable to the award and the extent to which the grantee will have the right to receive unvested restricted stock following termination of employment or other events, will be determined by the Committee and be set forth in the agreement relating to such award. Unless otherwise set forth in an agreement relating to a restricted stock award, the grantee of restricted stock shall have all of the rights of a shareholder of ours, including the right to vote the shares and the right to receive dividends, provided however that the Committee may require that any dividends on such shares of restricted stock be automatically deferred and reinvested in additional restricted stock or may require that dividends on such shares be paid to us to be held for the account of the grantee.

Restricted Stock Units. A restricted stock unit is an unsecured promise to transfer an unrestricted share at a specified future date, such as a fixed number of years, retirement or other termination of employment (which date may be later than the vesting date of the award at which time the right to receive the share becomes nonforfeitable). Restricted stock units represent the right to receive a specified number of shares at such times, and subject to such restriction period and other conditions, as the Committee determines. A participant to whom restricted stock units are awarded has no rights as a shareholder with respect to the shares represented by the restricted stock units unless and until shares are actually delivered to the participant in settlement of the award. However, restricted stock units may have dividend equivalent rights if provided for by the Committee.

Performance Shares and Units. Performance shares are awards granted in terms of a stated potential maximum number of shares, with the actual number and value earned to be determined by reference to the satisfaction of performance targets established by the Committee. Such awards may be granted subject to any restrictions deemed appropriate by the Committee.

Assumption or Cancellation of Awards Upon a Corporate Transaction. Upon a change in control or other corporate transaction of the Company (as defined in the 2012 Incentive Plan), the Committee may, in its discretion, either (a) cause each award to be assumed or for an equivalent award to be substituted by the successor entity or (b) cancel all or certain types of awards immediately prior to the time of the corporate transaction in accordance with the terms of the 2012 Incentive Plan.

If the Committee elects to cancel awards granted under the 2012 Incentive Plan in connection with a corporate transaction, affected participants will receive, at the election of the Committee, either (i) payment (in cash or shares) equal to the value of the award, or (ii) the right to exercise the option or other award as to all shares, including shares as to which the option or other award would not otherwise be exercisable (or with respect to Restricted Stock, RSUs, Performance Shares or Performance Units, provide that all restrictions shall lapse) prior to the corporate transaction. The value of such award will generally be measured as of the date of the corporate transaction and equal the value of all cash and/or shares that would be payable to the participant upon exercise or vesting of the award, less the amount of any payment required to be tendered by the participant upon such exercise; provided, however, the Committee may also determine that the amount payable to the participant upon cancellation of an award shall equal the consideration the participant would have received under the terms of the corporate transaction if the award was fully vested, paid, or exercised (as applicable) immediately prior to the closing of the corporate transaction and, thus, the participant was treated as a shareholder with respect to the shares that would have been paid upon such vesting, payment, or exercise.

Termination and Amendment. No option, SAR or stock award may be granted and no performance shares may be awarded under the 2012 Incentive Plan after March 5, 2022. The terms of an award may provide that it will terminate, among other reasons, upon or within a limited period following the holder's termination of employment or other status with the Company or its subsidiaries, a specified date, the holder's death or disability, or the occurrence of a change in control of the Company. Also, the Committee may, within the terms of the 2012 Incentive Plan, provide in the award agreement for the acceleration of vesting for any of the above reasons. The Board may amend or terminate the 2012 Incentive Plan at any time, but certain amendments will not become effective without shareholder approval.

Compliance with Section 162(m) of the Internal Revenue Code. Section 162(m) of the Code denies a deduction by an employer for certain compensation in excess of one million dollars ($1,000,000) per year paid by a publicly traded corporation to the Chief Executive Officer or any of the three most highly compensated executive officers other than the principal financial officer and the Chief Executive Officer (the "Named Executive Officers"). Compensation realized with respect to stock options and SARs, including upon exercise of a SAR or NQSO or upon a disqualifying disposition of an ISO, as described below under "Certain Federal Income Tax Consequences," will be excluded from this deduction limit if certain requirements are satisfied, including a requirement that the plan under which such compensation is granted be approved by the Company's shareholders. In addition, other types of awards under the 2012 Incentive Plan may be excluded from this deduction limit if they are conditioned on the achievement of one (1) or more of the performance measures described below, as required by Section 162(m) of the Code. To satisfy the requirements that apply to "performance-based" compensation, those performance measures must be approved by the Company's shareholders, and approval of the 2012 Incentive Plan will constitute approval of those measures.

Performance Measures. If awards granted or issued under the 2012 Incentive Plan are intended to qualify under the performance-based compensation provisions of Section 162(m) of the Code, the performance measure(s) to be used for purposes of such awards shall be chosen by the Committee from among the following: earnings, earnings per share, consolidated pre-tax earnings, net earnings, estimated earnings, operating income, EBIT (earnings before interest and taxes), EBITDA (earnings before interest, taxes, depreciation and amortization), gross margin, revenues, revenue growth, market value added, economic value added, return on equity, return on investment, return on assets, return on net assets, return on capital employed, total shareholder return, profit, economic profit, capitalized economic profit, after-tax profit, pre-tax profit, net income, cash flow measures, cash flow return, sales, sales volume, revenue per employee, stock price, cost or goals related to acquisitions or divestitures or related to safety and production initiatives.

The Committee can establish other performance measures for performance awards granted to participants who are not Named Executive Officers and for performance awards granted to Named Executive Officers that are not intended to qualify under the performance-based compensation exception of Section 162(m) of the Code.

The Committee shall be authorized to make adjustments in performance-based criteria or in the terms and conditions of other awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in applicable laws, regulations or accounting principles. The Committee shall also have the discretion to adjust the determinations of the degree of attainment of the pre-established performance measures; provided, however, that awards that are designed to qualify for the performance-based compensation exception from the deductibility limitations of Section 162(m) of the Code, and that are held by Named Executive Officers, may not be adjusted upward (except as a result of adjustments permitted by this paragraph), but the Committee shall retain the discretion to adjust such awards downward.

Miscellaneous Provisions. The 2012 Incentive Plan prohibits us from decreasing the option price of any outstanding option, other than in connection with a change in corporate capitalization, without first receiving shareholder approval of such repricing.

Certain Federal Income Tax Consequences

Stock Options. Under current tax law, a holder of an ISO under the 2012 Incentive Plan does not, as a general matter, realize taxable income upon the grant or exercise of the ISO. (Depending upon the holder's income tax situation, however, the exercise of the ISO may have alternative minimum tax implications.) In general, a holder of an ISO will only recognize income at the time that common stock acquired through exercise of the ISO is sold or otherwise disposed of. In that situation, the amount of income that the optionee must recognize is equal to the amount by which the value of the common stock on the date of the sale or other disposition exceeds the option exercise price. If the optionee disposes of the stock after the required holding period — that is, no earlier than a date that is two (2) years after the date of grant of the option and one (1) year after the date of exercise — the income is taxed as a capital gain. If disposition occurs prior to expiration of the required holding period, the optionee will recognize ordinary income equal to the difference between the fair market value of the shares at the exercise date and the option exercise price, or if less, the amount by which the value of the common stock on the date of the sale or other disposition exceeds the option exercise price; any additional increase in the value of option shares after the exercise date will be taxed as a capital gain. The Company is entitled to a tax deduction equal to the amount of ordinary income recognized by the optionee, if any.

An optionee will not realize income when a NQSO option is granted to him or her. Upon exercise of such option, however, the optionee must recognize ordinary income to the extent that the fair market value of the common stock on the date the option is exercised exceeds the option exercise price. Thereafter, any additional gain recognized upon the disposition of the shares of stock obtained by the exercise of a NQSO will be taxed as short or long-term capital gain, depending on the optionee's holding period. The Company will not experience any tax consequences upon the grant of a NQSO, but will be entitled to take an income tax deduction equal to the amount that the option holder includes in income, if any, when the NQSO is exercised.

Stock Awards; Restricted Stock. With respect to the grant of stock (or restricted stock) under the Restated 2012 Incentive Plan, the Company is of the opinion that a participant will realize compensation income in an amount equal to the fair market value of the stock, less any amount paid for such stock, at the time when the participant's rights with respect to such stock are no longer subject to a substantial risk of forfeiture, unless the participant elected, pursuant to a special election provided in the Code, to be taxed on the fair market value of the stock at the time it was granted. The Company is also of the opinion that it will be entitled to a deduction under the Code in the amount and at the time that compensation income is recognized by a participant.

Restricted Stock Units. A participant will not recognize taxable income at the time of the grant of a restricted stock unit, and the Company will not be entitled to a tax deduction at such time. When the participant receives shares pursuant to a restricted stock unit, the federal income tax consequences applicable to restricted stock awards, described above, will apply. When a participant receives cash pursuant to a restricted stock unit, the Company is of the opinion that the participant will realize compensation income equal to the amount of such cash and the Company will be entitled to a deduction for the same amount.

SARs; Performance Share/Unit Awards. In general, a participant will recognize compensation income on account of the settlement of a SAR or a performance share/unit award in an amount equal to the sum of any cash that is paid to the participant plus the fair market value of common stock (on the date that the shares are first transferable or not subject to a substantial risk of forfeiture) that is received in settlement of the award. The Company will generally be entitled to a deduction for the same amount.

2012 Incentive Plan Benefits. Awards under the 2012 Incentive Plan may be made at the discretion of the Committee in accordance with the terms of the 2012 Incentive Plan. No grants of awards have been made under the 2012 Incentive Plan and the number of options and awards that may be granted in the future to eligible participants is not currently determinable.

Vote Required and Recommendation of the Board

Approval of the 2012 Incentive Plan requires that more shares be voted in favor of such approval than against it. Brokers do not have discretion to cast a vote FOR the amendment of the 2012 Incentive Plan without your direction. Therefore, if your shares are in street name and you do not instruct your broker how to vote, your shares will not be voted on this proposal.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" APPROVAL OF THE 2012 EQUITY INCENTIVE PLAN.

PROPOSAL FOUR:

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP served as our independent registered public accountants and audited our annual financial statements for the fiscal year ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011. KPMG LLP has served as our independent registered public accountants since fiscal year 1988.

The Audit Committee has appointed KPMG LLP as our independent registered public accountants for fiscal year 2012. The shareholders are asked to ratify this appointment at the annual meeting. In the event shareholders do not ratify the appointment of KPMG LLP as our independent registered public accountants for 2012, the Audit Committee will review its future selection of our independent registered public accountants.

A representative of KPMG LLP will be present at the annual meeting and will be available to respond to appropriate questions. We do not anticipate that the representative will make a prepared statement at the meeting; however, he or she will be free to do so if he or she chooses.

Vote Required and Recommendation of the Board

Ratification of the appointment of KPMG LLP as our independent registered public accountants for 2012 requires that more shares be voted in favor of such ratification than against it.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2012. PROXIES SOLICITIED BY THE BOARD WILL BE SO VOTED UNLESS SHAREHOLDERS SPECIFY A CONTRARY CHOICE IN THEIR PROXIES.

BOARD MATTERS

The Company's Articles of Incorporation provide that the Board of Directors shall consist of not less than three nor more than 15 directors, with the exact number being set from time to time by the Company's Bylaws. Currently, the Board consists of five directors in accordance with the Company's Bylaws.

Board Leadership Structure

The Board of Directors has not separated the position of Chairman of the Board and Chief Executive Officer. Peter T. Socha currently serves as both Chairman and Chief Executive Officer of the Company. Each of the standing committees of our Board of Directors is chaired by an independent director and each of our Audit, Compensation and Governance Committees is comprised entirely of independent directors.

The Board of Directors believes that combining the position of Chief Executive Officer and Chairman of the Board allows the Chief Executive Officer to serve as a bridge between management and the Board, ensuring that both groups act with a common purpose. The Chief Executive Officer is the individual selected by the Board of Directors to manage the Company on a day to day basis, and his direct involvement in the Company's operations makes him well positioned to lead productive Board strategic planning sessions and determine the time allocated to each agenda item in discussions of the Company's short- and long-term objectives.

Additionally, the Board has not appointed a lead independent director. Currently, the Board consists of five directors, four of whom are independent. Due to the small size of the Board, all of the independent directors are able to closely monitor the activities of the Company and meet regularly in executive sessions without management to discuss the development and strategy of the Company. These executive sessions allow the independent directors to review key decisions and discuss matters in a manner that is independent of our Chief Executive Officer. Therefore, the Board has determined that a lead independent director is not necessary at this time. As the composition of the Board changes and/or grows in the future, the Board of Directors intends to reevaluate the need for a lead independent director.

Board Independence

The Board has determined that a majority of the members of the Board of Directors are independent, as "independent" is defined under applicable federal securities laws and the Nasdaq Marketplace Rules. The independent directors are directors Crown, FlorJancic, Kujawa and Vipperman.

Meetings and Committees of the Board

The Board of Directors meets on a regular basis to supervise, review and direct James River's business and affairs. During fiscal 2011, the Board of Directors had three committees to which it assigned certain responsibilities in connection with the governance and management of its affairs: an Audit Committee, a Compensation Committee and a Governance Committee. Each committee operates under a written charter adopted by the Board. During the 2011 fiscal year, the Board held 9 meetings. During the 2011 fiscal year, each of the directors attended all of (i) the Board meetings held during the period for which he was a director, except that Mr. Crown did not participate in one telephonic meeting of the Board of Directors, and (ii) the meetings of committees on which he served during the periods that he served.

The composition of these committees for fiscal 2011 was as follows:

Name of Director	Audit	Compensation	Governance
Non-Employee Directors			
Alan F. Crown		X	X*
Ronald J. FlorJancic	X	X	X
Leonard J. Kujawa	X*		X
Joseph H. Vipperman	X	X*	X
Employee Director			
Peter T. Socha			

* Denotes Chairman.

Audit Committee. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial and other oversight responsibilities. A copy of the Audit Committee Charter is attached to this Proxy Statement as Appendix A and is available at the Company's internet site (http://ir.jamesrivercoal.com/documentdisplay.cfm?DocumentID=3225). The Audit Committee's duties, responsibilities and activities include reviewing James River's financial statements, reports and other financial information, overseeing the annual audit and the independent registered public accountants, reviewing the integrity of James River's financial reporting process and the quality and appropriateness of its accounting principles, and reviewing and monitoring the investment of the assets of the Company's pension plan. The Audit Committee held 7 meetings during fiscal 2011. The Report of the Audit Committee is included herein beginning at page 33.

The Board has determined that Mr. Kujawa satisfies the "audit committee financial expert" criteria adopted by the SEC under Section 407 of the Sarbanes-Oxley Act of 2002 and serves as the Audit Committee Chairman. The members of the Audit Committee are all independent and meet the financial literacy requirements of the Nasdaq listing standards.

Compensation Committee. The Compensation Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to executive compensation, and also administers our equity incentive and bonus plans. A copy of the Compensation Committee Charter is available at the Company's internet site (http://ir.jamesrivercoal.com/documentdisplay.cfm?DocumentID=3226). The Compensation Committee held 2 meetings during fiscal 2011. The Board has determined that all of the members of the Compensation Committee are "independent" under the Nasdaq listing standards. The Compensation Committee Report is included herein beginning at page 20.

Governance Committee. The Governance Committee assists the Board of Directors in fulfilling its responsibilities with respect to: (1) Board and committee membership, organization and function; (2) director qualifications and performance; and (3) corporate governance. A copy of the Governance Committee Charter is available at the Company's internet site (http://ir.jamesrivercoal.com/documentdisplay.cfm?DocumentID=3227).

The Board has determined that all of the members of the Governance Committee are independent under the Nasdaq listing standards. The Governance Committee held 2 meetings during fiscal 2011.

Board members are encouraged to attend the Company's 2012 Annual Meeting of Shareholders. All directors attended the Company's 2011 Annual Meeting of Shareholders.

Board's Role in Risk Management Process

Management is responsible for the day-to-day management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. The Board believes that full and open communication between management and the Board of Directors is essential for effective risk management and oversight. The Board, under the leadership of the Audit Committee and with assistance from members of senior management and other Company employees, completed its annual formal risk assessment and management analysis during 2011, which covered operational, financial, legal and regulatory, strategic, competitive and reputational risks. The Board also receives regular reports from members of senior management on these and other areas of material risk to the Company. Additionally, senior management is available to address any questions or concerns raised by the Board on risk management-related matters.

While the Board is ultimately responsible for risk oversight at the Company, our three Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. In addition to leading the risk assessment process completed during 2011, the Audit Committee generally assists the Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, and internal controls, and, in accordance with the Nasdaq rules, discusses policies with respect to risk assessment and risk management. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and executive officers, and corporate governance.

Director Nominations

Nominations Process. The Governance Committee is responsible for considering and making recommendations to the Board concerning nominees to recommend to the shareholders in connection with the Company's annual meeting of shareholders, and nominees for appointments to fill any vacancy on the Board. To fulfill these responsibilities, the Governance Committee periodically considers and makes recommendations to the Board regarding what experience, talents, skills and other characteristics the Board as a whole should possess in order to maintain its effectiveness. In determining whether to nominate an incumbent director for re-election, the Board and the Governance Committee evaluate each incumbent's continued service in light of the Board's collective requirements at the time such director's class comes up for re-election.

When the need for a new director arises (whether because of a newly created Board seat or vacancy), the Governance Committee proceeds by whatever means it deems appropriate to identify a qualified candidate or candidates, including by engaging director search firms. The Governance Committee reviews the qualifications of each candidate. Final candidates are generally interviewed by one or more Board members. The Governance Committee then makes a recommendation to the Board based on its review, the results of interviews with the candidate and all other available information. The Board makes the final decision on whether to invite the candidate to join the Board.

Director Qualifications. The Governance Committee is responsible for considering and making recommendations to the Board concerning criteria for the selection of qualified directors. At a minimum, directors should have high moral character and personal integrity, demonstrated accomplishment in his or her field, the ability to devote sufficient time to carry out the duties of a director, and be at least 21 years of age. In addition to these minimum qualifications for candidates, in evaluating candidates the Board and the Committee may consider all information relevant in their business judgment to the decision of whether to nominate a particular candidate for a particular Board seat, taking into account the then-current composition of the Board. These factors may include: a candidate's professional and educational background, reputation, industry knowledge and business experience, and the relevance of those characteristics to the Company and the Board; whether the candidate will complement or contribute to the diversity needed to maintain the Board's effectiveness including diversity of talents, skills, background, experience and other characteristics; the candidate's ability to fulfill the responsibilities of a director and of a member of one or more of the Board's standing committees; whether the candidate is independent; and whether the candidate is financially literate or a financial expert. The composition of the current Board of Directors reflects diversity in business and professional experience and skills.

Shareholder Nominations. Nominations of individuals for election to the Board at any meeting of shareholders at which directors are to be elected may be made by any James River shareholder entitled to vote for the election of directors at that meeting by complying with the procedures set forth in Section 2.3 of the Company's Bylaws. Section 2.3 generally requires that shareholders submit nominations by written notice to the Corporate Secretary of the Company setting forth certain prescribed information about the nominee and nominating shareholder. That section also requires that the nomination be submitted at a prescribed time in advance of the meeting, as described below in "Shareholder Proposals for 2013 Annual Meeting."

The Governance Committee may consider recommending to the Board that it include in the Board's slate of director nominees for a shareholders' meeting a nominee submitted to the Company by a shareholder who has beneficially owned more than 5% of the Company's outstanding Common Stock for more than two years at the time of the shareholder's submission of a nominee. In order for the Committee to consider such nominees, the nominating shareholder should submit the information about the nominee and nominating shareholder described in Section 2.3 of the Bylaws to the Corporate Secretary at the Company's principal executive offices at least 120 days before the annual meeting of shareholders (provided that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary date of the preceding year's annual meeting, notice by the shareholder must be so received no later than the later of 120 days before the date of the annual meeting or the 10th calendar day following the day on which public announcement of the date of such annual meeting is first made by the Corporation). The nominating shareholder should expressly indicate that such shareholder desires that the Board and the Committee consider such shareholder's nominee for inclusion with the Board's slate of nominees for the meeting. The nominating shareholder should submit information demonstrating that the shareholder has beneficially owned over 5% of the Company's outstanding Common Stock for over two years. The nominating shareholder and shareholder's nominee should undertake to provide, or consent to the Company obtaining, all other information the Board and the Governance Committee request in connection with their evaluation of the nominee.

The shareholder's nominee must satisfy the minimum qualifications for director described above. In addition, in evaluating shareholder nominees for inclusion with the Board's slate of nominees, the Board and Committee may consider all relevant information, including: the factors described above; whether there are or will be any vacancies on the Board; the size of the nominating shareholder's holdings in the Company and the length of time such shareholder has owned such holdings; whether the nominee is independent of the nominating shareholder and able to represent the interests of the Company and its shareholders as a whole; and the interests and/or intentions of the nominating shareholder.

Communicating with the Board

The Board has established a procedure by which shareholders may send communications to the Board. Shareholders desiring to communicate directly with the Board can leave a confidential voice mail message at (866) 276-3753, which is a dedicated telephone number for the Board, or can send communications to the Board by e-mail at jrcc@openboard.info or by regular mail sent to the Company's headquarters listed on the first page of this Proxy Statement directed to the attention of the Chairman of the Board. An independent director will review the communication and respond accordingly.

Code of Ethics

The Board has adopted a Code of Ethics applicable to its Chief Executive and Senior Financial Officers. The Code is available at http://ir.jamesrivercoal.com/documentdisplay.cfm?DocumentID=4429.

MANAGEMENT

Executive Officers

The following table sets forth the names, ages and positions of our executive officers as of February 28, 2012:

Name	Age	Position
Peter T. Socha	52	Chairman, President and Chief Executive Officer
Coy K. Lane, Jr.	51	Senior Vice President and Chief Operating Officer
Michael E. Weber	58	Senior Vice President and Chief Commercial Officer
Samuel M. Hopkins, II	55	Vice President and Chief Accounting Officer

Biographical information relating to the executive officers is set forth below:

Peter T. Socha. Mr. Socha serves as our Chairman, Chief Executive Officer and President. He joined the Company in March 2003. Mr. Socha has a B.S. degree in Mineral Engineering and a M.A. degree in Corporate Finance, both from the University of Alabama.

Coy K. Lane, Jr. Mr. Lane is our Senior Vice President and Chief Operating Officer. He joined the Company in January 2005. Before joining the Company, Mr. Lane served as Senior Vice President of Operations for International Coal Group, Inc., following that company's acquisition in September 2004 of the core assets of Horizon Natural Resources Company. Mr. Lane had served in various operations positions for Horizon and its predecessor companies since 1993. Mr. Lane holds a B.S. degree in Mining Engineering from Virginia Polytechnic Institute.

Michael E. Weber. Mr. Weber is our Senior Vice President and Chief Commercial Officer. He joined the Company in September 2006. Before joining the Company, Mr. Weber was a sales and marketing consultant to the energy industry at MJB Enterprises, LLC, a consulting firm, which he owns, beginning in 2005. Prior to founding MJB Enterprises, LLC, Mr. Weber served in several positions with Progress Fuels Corporation and its predecessor companies from 1990 to 2005. His most recent position with Progress Fuels Corporation was as Director — Coal Sales. Mr. Weber earned a B.S. degree in Business Administration from The Ohio State University.

Samuel M. Hopkins II. Mr. Hopkins is our Vice President and Chief Accounting Officer. He joined the Company in September 2003. Mr. Hopkins served as Vice President, Treasurer and Controller from 1997 to 2001 and as Vice President and Controller from 2001 to June 2002 for Progress Fuels Corporation, a coal-mining, natural gas producer, rail reconditioning/manufacturing subsidiary of Progress Energy. Mr. Hopkins holds a B.A. degree in Accounting from the University of Alabama and is a Certified Public Accountant.

PRINCIPAL SHAREHOLDERS AND SECURITIES OWNERSHIP OF MANAGEMENT

The following table sets forth information, as of February 28, 2012 or such other date as is indicated below, regarding shares of our common stock held by (1) persons known to us to be the beneficial owners of more than five percent of our common stock, (2) our named executive officers and directors and (3) our executive officers and directors as a group. This table was prepared solely based on information supplied to us, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the Securities and Exchange Commission.

Name	Number (1)	% (2)
SouthernSun Asset Management (3)	4,674,874	13.11%
BlackRock, Inc. (4)	4,178,413	11.71%
Steelhead Partners LLC (5)	3,023,700	8.48%
Invesco Ltd. (6)	2,364,741	6.63%
The Vanguard Group, Inc. (7)	1,844,974	5.17%
Peter T. Socha (8)	386,983	1.08%
Coy K. Lane, Jr. (9)	148,880	*
Samuel M. Hopkins II (10)	86,767	*
Michael E. Weber (11)	35,131	*
Alan F. Crown (12)	54,751	*
Leonard J. Kujawa (13)	39,751	*
Joseph H. Vipperman (14)	31,751	*
Ronald J. FlorJancic (15)	37,376	*
Executive Officers and Directors as a Group (8 persons)	821,390	2.30%

* Less than 1%

(1) This column lists all shares of common stock beneficially owned, including all restricted shares of common stock, and all shares of common stock that can be acquired through option exercises within 60 days of the date of this report.

(2) In calculating the percentage owned, we assumed that any options for the purchase of common stock that are exercisable by that shareholder within 60 days of the date of this report are exercised by that shareholder (and the underlying shares of common stock issued). The total number of shares outstanding used in calculating the percentage owned assumes a base of 35,671,953 shares of common stock outstanding as of February 28, 2012 and no exercise of options held by other shareholders.

(3) As of December 31, 2011, based on information in the Schedule 13G filed on February 10, 2012. The business address of SouthernSun Asset Management is 6070 Poplar Avenue, Suite 300, Memphis, TN 38119.

(4) As of December 30, 2011, based on information in the Schedule 13G filed on January 10, 2012. The business address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(5) As of December 31, 2011, based on information in the Schedule 13G filed on February 9, 2012. The business address of Steelhead Partners, LLC is 333 108th Avenue NE, Suite 2010, Bellevue, WA 98004.

(6) As of December 31, 2011, based on information in the Schedule 13G filed on February 7, 2012. The business address of Invesco Ltd. is 1555 Peachtree Street NE, Atlanta, GA 30309.

(7) As of December 31, 2011, based on information in the Schedule 13G filed on February 8, 2012. The business address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(8) Includes 125,000 shares of unvested restricted stock and 150,000 options that are exercisable within 60 days of the date of this report.

(9) Includes 110,000 shares of unvested restricted stock.

(10) Includes 50,000 shares of unvested restricted stock.

(11) Includes 25,000 shares of unvested restricted stock.

(12) Includes 2,499 shares of unvested restricted stock and 45,001 options that are exercisable within 60 days of the date of this report.

(13) Includes 2,499 shares of unvested restricted stock and 30,001 options that are exercisable within 60 days of the date of this report.

(14) Includes 2,499 shares of unvested restricted stock and 20,001 options that are exercisable within 60 days of the date of this report.

(15) Includes 2,499 shares of unvested restricted stock and 30,001 options that are exercisable within 60 days of the date of this report.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth aggregate information as of December 31, 2011 about all Company compensation plans, including individual compensation arrangements, under which our equity securities are authorized for issuance. The weighted-average exercise price does not include restricted stock.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Shareholders	161,000	$22.39	329,241
Equity Compensation Plans Not Approved by Shareholders	150,000	$10.80	N/A

All securities authorized for issuance under equity compensation plans not approved by shareholders were authorized for issuance pursuant to the Employment Agreement with Mr. Socha, which was entered into before the Company was listed on the Nasdaq Global Select Market. See "Compensation of Executive Officers and Directors — Employment Contracts, Termination of Employment, Severance and Change-in-Control Arrangements."

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 and the disclosure requirements of Item 405 of Regulation S-K require the directors and executive officers of the Company, and any persons holding more than 10% of any class of equity securities of the Company, to report their ownership of such equity securities and any subsequent changes in that ownership to the Securities and Exchange Commission and the Company. Based solely on a review of the written statements and copies of such reports furnished to the Company by its executive officers and directors, the Company believes that during fiscal 2011 all Section 16(a) filing requirements applicable to its executive officers, directors and shareholders were complied with.

RELATED PERSON TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to a written policy adopted by the Board of Directors, the Audit Committee is responsible for reviewing and approving all transactions between us and certain "related persons," such as our executive officers, directors and owners of more than 5% of our voting securities. In reviewing a transaction, the Committee considers the relevant facts and circumstances, including the benefits to us, any impact on director independence and whether the terms are consistent with a transaction available on an arms-length basis. Only those related person transactions that are determined to be in (or not inconsistent with) our best interests and the best interests of our shareholders are permitted to be approved. No member of the Committee may participate in any review of a transaction in which the member or any of his or her family members is the related person.

Transactions with Related Persons

While there are no transactions with related persons that are required by the Securities and Exchange Commission's regulations to be disclosed in this proxy statement, in the interest of transparency, we are disclosing that Mr. FlorJancic, who serves on our Board of Directors, joined the Board of Managers of Quality Magnetite, LLC in July of 2011. In 2011, we (including International Resource Partners LP, which we purchased in April 2011) paid Quality Magnetite $2,650,000 for magnetite, which purchases resulted from arms-length negotiations. We believe this amount to be immaterial to our business.

We have instituted a policy that requires Mr. FlorJancic to recuse himself from any material decisions and discussions of our Board regarding Quality Magnetite, LLC. Similarly, Quality Magnetite has instituted a policy requiring Mr. FlorJancic to recuse himself from any material decisions and discussions regarding us.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Alan F. Crown Joseph H. Vipperman, Chairman Ronald J. FlorJancic

The foregoing Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates this Report by reference therein.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This discussion and analysis addresses the material elements of the Company's compensation program for Named Executive Officers, including the Company's compensation objectives and overall philosophy, the compensation process and the administration of the program. It is intended to complement and enhance an understanding of the compensation information presented in the "Summary Compensation Table" and other accompanying tables.

As used in this report, the term "Named Executive Officers" means the Company's Chairman, President and Chief Executive Officer; Senior Vice President and Chief Operating Officer; Senior Vice President and Chief Commercial Officer; and Vice President and Chief Accounting Officer. In this "Compensation Discussion and Analysis" section, the terms "we," "our," "us" and the "Committee" refer to the Compensation Committee of the Company's Board of Directors.

Compensation Program Objectives, Administration and Overall Philosophy

The objectives of the Company's compensation program are to enhance the profitability and growth of the Company, and thus shareholder value, by aligning executive compensation with the Company's business goals and performance and by attracting, retaining and rewarding executive officers who contribute to the long-term success of the Company. The Company also seeks to provide a compensation program that is both competitive in the marketplace and that is internally equitable based upon the level of responsibility that the executive holds.

Decisions on compensation of the Company's executive officers generally have been made by the Committee, based upon the recommendation of the Chief Executive Officer. The Committee operates under a Charter that was approved by the Company's Board of Directors in 2004. None of the members of the Committee has been an officer or employee of the Company, and the Board of Directors has considered and determined that all of the members are independent as "independent" is defined under Nasdaq rules and otherwise meet the criteria set forth in the Committee's Charter. In determining the compensation to be paid to the executive officers of the Company, the Committee members rely upon their individual knowledge of compensation paid to executives of companies of comparable size and complexity, a study conducted by Towers Perrin and recommendations by the Titan Group LLC, as described below. They also consider the performance of the Company and the merits of the individual under consideration. The Committee considers both financial measures as well as non-financial measures (e.g., safety record, individual goals, etc.) in determining the amount of each element of compensation to be paid to the Named Executive Officers. The Committee reviews the performance and makes recommendations to the Board of Directors for approval of all compensation and benefits of the Chief Executive Officer. For other Named Executive Officers, the Chief Executive Officer makes recommendations that the Committee considers before making a final determination.

The Committee employs a mix of long- and short-term incentives in its compensation program. The compensation program is designed to motivate and reward the Company's executive officers for their contributions to shareholder value and the achievement of business plan objectives, and to link company-wide, division and individual performance goals.

Based upon certain provisions in its charter, the Committee may, from time to time, engage compensation consultants to assist in evaluating the Company's executive compensation plans. In 2006, the Committee engaged Towers Perrin to conduct a comprehensive review of total compensation for select executive positions and to provide high-level annual program design recommendations. In 2010, the Committee engaged the Titan Group LLC to review the annual incentive plan of the Company. The scope of the Titan Group LLC engagement included assessing the validity of the metrics used for bonuses, evaluating the size of the participant group and recommending modifications to the bonus plan based on current "best practices." In 2011, the Compensation Committee received a report from the Titan Group LLC and formally adopted the recommendations contained in the report on the bonus plan in November 2011, as described below under "Elements of Compensation — Bonuses."

Based upon the ultimate findings in the Towers Perrin and Titan Group LLC studies, we implemented the compensation plan for officers and key employees that is described below under Elements of Compensation. We believe this plan meets our compensation objectives on a going forward basis.

The Board has reviewed our compensation policies and practices as generally applicable to our employees and determined that they do not encourage excessive risk or unnecessary risk taking and do not otherwise create risks that are reasonably likely to have a material adverse effect on the Company.

Elements of Compensation

The compensation program includes the following key elements: base salary, bonuses, equity incentives and retirement benefits. Historically, the mix has been based on our general expectations and is set at a level we believe will allow us to hire, motivate and retain key employees.

Base Salary

The first element of our compensation program is base salary. We set base salaries for our employees at rates we believe are market rates based on our general experience. The starting point for determining such salaries generally will be the salary the executive officer received in the prior fiscal year. The Chief Executive Officer makes recommendations to the Compensation Committee regarding the base salary for the Company's executive officers other than himself and our Chief Operating Officer based upon the profitability of the Company and the level of responsibility, time with the Company, contribution and performance of the executive officer. The Compensation Committee independently establishes the base salary of the Chief Executive Officer and the Chief Operating Officer.

Base salaries are targeted at the 50th percentile of comparable companies as recommended by the Towers Perrin comprehensive review of salary performed in 2006. In determining comparable companies the Compensation Committee has adopted a peer group (Peer Group) comprised of eight companies, which were selected because they are competitors in our industry and competitors for executive talent, or are similar in size (in terms of revenue). The 2012 Peer Group includes both direct peers (coal producers) and indirect peers (from tangent industries) and is reviewed periodically by the Compensation Committee for changes in size, merger activity, and bankruptcies. The 2012 Peer Group includes Penn Virginia Corporation, Rhino Resources Partners LP, SM Energy, Minerals Technology, Compass Minerals, Patriot Coal, Arch Coal and Alpha Natural Resources. The 2011 Peer Group included Alpha Natural Resources, Massey Energy, Patriot Coal and International Coal Group. In 2011, Massey Energy and International Coal Group were acquired which led in part to the Compensation Committees decision to revise the 2012 Peer Group.

The Company entered into an employment agreement with Mr. Socha on May 7, 2004. Effective April 2011, in connection with an annual review as provided for in the employment agreement, Mr Socha's base salary was increased to $775,000 per year. The agreement provides that Mr. Socha will serve as President and Chief Executive Officer of the Company for an initial three-year term of employment. The term may be extended by mutual agreement of the parties in one-year increments, beginning on the first anniversary of the agreement. The term of the agreement was most recently extended so that the current term expires in May 2015.

Base salaries for the Company's other Named Executive Officers are initially set with the approval of the Committee at the agreed-upon level outlined in their offer letter from the Company at the time of their original hirė and reviewed annually, and may be adjusted accordingly, based on the guidelines outlined above. Effective April 2011, the annual base salaries for the named executives were as follows: Mr. Lane — $435,000, Mr. Weber — $250,000, and Mr. Hopkins — $260,000. The base salaries for the Company's Named Executive Officers remained unchanged for 2012.

Based on a review of base salaries in the Peer Group's proxies for comparable positions, we believe that our Chief Executive Officer and our executive officers continue to be near or below the 50th percentile of the Peer Group.

Bonuses

Bonuses to executives are designed to reward meeting key expectations and the achievement of important financial or operating performance goals. The performance factors selected for any particular officer vary depending on the officer's specific responsibilities within the Company. In 2007, we formalized a bonus plan that targets key objectives for our executives, including financial, operational and safety achievements, although the Board retained the right to make discretionary bonuses (the 2007 Bonus Plan). The 2007 Bonus Plan provided for bonuses of up to 25% to 60% of base salaries for covered participants for meeting certain budgeted financial targets, with the opportunity for additional increases if the budgeted targets are exceeded. The 2007 Bonus Plan was effective for bonuses paid for fiscal year 2010 and prior (including those paid in 2011 with respect to fiscal year 2010).

In November 2011, the 2007 Bonus Plan was amended and restated (the 2011 Bonus Plan) to comply with certain regulatory revisions and to focus more closely on the twin objectives of rewarding profitability and promoting safety. The 2011 Bonus Plan provides for bonuses of up to 30% to 60% of base salaries for covered participants for meeting certain safety and budgeted financial targets, with the opportunity for additional increases if the budgeted financial targets are exceeded. Participants under the 2011 Plan will receive 50% of their eligible salary bonus if the Company meets its budgeted financial targets and 50% of their eligible salary bonus if the Company meets its safety target. The Compensation Committee may use its discretion to reduce or to increase awards made under the 2011 Bonus Plan. The 2011 Bonus Plan is effective for awards made with respect to the 2011 fiscal year.

The primary safety target used by the Company for determining the bonus is non-fatal days lost ("NFDL") (calculated as the number of employee work-related accidents times 200,000 hours, divided by the total employee hours worked) as compared to the national average based on available six month trailing data. While the 2007 Bonus Plan did not set specific thresholds, the Compensation Committee considered this safety threshold in determining amounts paid. Under the 2011 Bonus Plan, if our NFDL rate is higher than the national average, then the safety portion of the bonus is unearned. If our NFDL rate is equal to the national average, then 50% of the safety portion of the bonus is earned. If our NFDL rate is below the national average, then 100% of the safety portion of the bonus is earned.

The primary financial target used by the Company for determining the bonus under both the 2007 and 2011 Bonus Plans is EBITDA. EBITDA is defined as net income before federal income taxes, excluding net gains or losses on investments, and before deduction for any expenses attributable to interest, depreciation or amortization, as derived from the annual audited financial statements of the Company for the year. Under the 2007 Bonus Plan, the financial performance portion of the bonus was not met unless the Company achieved 100% of its EBITDA target. Under the 2011 Bonus Plan, a tiered approach is used to determine the award to be paid under the financial performance portion of the plan. The 2011 Bonus Plan specifies that no amounts are paid if the Company fails to achieve 50% of its budget EBITDA target with increases in the amount earned based on the Company's performance. A participant can earn up to 200% of the eligible salary amount if the Company exceeds it EBITDA target by 150% under the 2011 Bonus Plan.

Mr. Socha's employment agreement, described above, stipulates that he will participate in our annual bonus program, without specifying a percentage of salary target. Under the 2007 Bonus Plan, Mr. Socha was eligible to receive a bonus of up to 60% of his salary (the Eligible Salary Bonus). Mr. Socha received 80% of the Eligible Salary Bonus if the Company met its budgeted financial target (described above). Under the 2007 Bonus Plan, the remaining 20% of Mr. Socha's Eligible Salary Bonus was the Safety/Board Discretion portion of the bonus. While there were no quantitative factors that must be achieved to earn the Safety/Board Discretion portion of the Eligible Salary Bonus, the Compensation Committee considered the Company's safety results and other factors that impacted the Company's performance.

Under our current 2011 Bonus Plan, Mr. Socha is eligible to receive a bonus of up to 60% of his base salary. Eligibility to receive bonuses for our other Named Executive Officers of up to 50% of their base salary is provided for in the offer letters they received from the Company at their initial hire date. In awarding bonuses, the Compensation Committee considers Internal Revenue Code section 162(m) which limits the deductibility of amounts over $1 million paid to individuals, although there have been occasions in recent years when this amount was exceeded and certain amounts of our compensation were not deductible.

In 2012, pursuant to the 2011 Bonus Plan, we will pay the following bonuses to the Named Executive Officers with respect to the Company's 2011 fiscal year: Mr. Socha — $300,000, Mr. Lane — $200,000, Mr. Weber — $35,000, and Mr. Hopkins — $100,000. The Company's NFDL (non-fatal days lost) rate was 1.75 and 0.48 for underground and surface mines respectively, while the national average was 3.45 and 1.14 for underground and surface mines, respectively. The Company achieved the target for safety performance set pursuant to the 2011 Bonus Plan, and the Compensation Committee awarded the full amount of the safety portion of bonuses under the 2011 Bonus Plan. The Company's actual EBITDA was $134.4 million as compared to budgeted EBITDA of $172.2 million (including IRP, which we acquired on April 18, 2011). The Compensation Committee took into consideration these performance measures under the 2011 Bonus Plan, as well as the impact of the coal markets on the Company's financial performance and the impact of the regulatory environment on coal costs, and utilized its discretion in determining the final amounts to be paid under the 2011 Bonus Plan. The Compensation Committee also considered the level of effort involved with the integration of the Company's acquisition of International Resource Partners LP.

In 2011, pursuant to the 2007 Bonus Plan, we approved bonuses to be paid in 2011 to the Named Executive Officers with respect to the Company's 2010 fiscal year performance as follows: Mr. Socha — $350,000, Mr. Lane — $250,000, Mr. Weber — $35,000, and Mr. Hopkins — $150,000. Bonuses paid in 2011 were made under the discretionary portion of the 2007 Bonus Plan. The 2007 Bonus Plan provides the Compensation Committee with the discretion to consider a broad base of factors in determining the annual bonus amounts for executives. In determining the amounts to be awarded under the discretionary portion of the 2007 Bonus Plan in 2011, the Compensation Committee considered the Company's (1) safety performance and (2) financial performance for fiscal year 2010 as well as (x) the due diligence and negotiation process of the acquisition of IRP and its' subsidiaries, and (y) the successful recapitalization of the balance sheet through capital markets transactions that occurred in early 2011. In considering safety performance, the Compensation Committee compared the Company's NFDL (non-fatal days lost) rate of 2.1 and 0.5 for underground and surface mines respectively, with the national average of 3.6 and 1.1 for underground and surface mines, respectively. In considering financial performance, the Compensation Committee compared the actual 2010 financial performance of $148.2 million against the 2010 budgeted EBITDA of $159.9 million. In their review of financial performance, the Compensation Committee also considered the financial impact of several changes in the regulatory environment beyond the control of management. Under the 2007 Bonus Plan, no amount would have been paid under the financial performance portion of the plan as actual EBITDA was less than budgeted EBITDA. The Compensation Committee noted the Titan's Group LLP's recommendation that a tiered approach to financial bonuses was appropriate for actual results that were less than the budget.

At the mining complex level, the Company also pays bonuses to reward employees for achievements in certain key areas, including safety, production initiatives and employee attendance and retention. The Company may also award discretionary bonuses at the mining complex level.

Equity Incentives

The Company uses grants of stock options and restricted stock to its key employees and executive officers to more closely align the interests of such employees and officers with the interests of its shareholders. We believe that this policy creates an incentive for our key employees and executive officers to maximize shareholder value, primarily through growth and return on invested capital. For 2011 and prior years, annual restricted stock has been issued to employees, other than our Named Executive Officers, as determined by the Chief Executive Officer and Chief Operating Officer from a pool of stock approved by the Compensation Committee. The Chief Executive Officer makes recommendation to the Compensation Committee on the equity awards to the Named Executive Officers, excluding his own. The Compensation Committee determines and approves the specific amount of all equity awards to the Named Executive Officers of the Company.

Equity awards equivalent to 301,636 restricted shares of the Company's common stock were awarded to employees during the year ended December 31, 2011. The amount and nature of prior awards are generally considered in determining any new equity incentive awards for executive officers, although other factors, such as the need to retain experienced managers, are also considered. A summary of grants awarded in 2011 to Named Executive Officers and outstanding equity awards at December 31, 2011 is provided in the "Grants of Plan-Based Awards" table and "Outstanding Equity Awards at Fiscal Year-End" table below.

With the exception of options issued to the Chief Executive Officer before we emerged from bankruptcy in 2004, we have limited the type of equity grants made to other employees primarily to restricted stock grants. We believe that restricted stock grants provide less dilution than options, are more easily understood by non-management employees and align local objectives with company-wide objectives, allowing us to retain key employees. At senior levels, we believe that the stock price is tied to operating results which drives stock appreciation.

A summary of the options held by Mr. Socha is provided in the "Outstanding Equity Awards at Fiscal Year-End Table" listed below. No options were granted to Named Executive Officers in 2011. Additionally, there were no outstanding options for any other Named Executive Officers, except Mr. Socha, from previous years.

In March, 2012, the Compensation Committee approved the following restricted stock awards to the Named Executive Officers: Mr. Socha — 33,333 shares; Mr. Lane — 30,000 shares; Mr. Hopkins — 14,861 shares; and Mr. Weber — 6,667 shares. These awards will vest over a three year period beginning May 25, 2013.

Retirement Benefits

Effective September 30, 2007, the Company froze pension plan benefit accruals for all employees covered under its qualified non-contributory defined benefit pension plan. Prior to being frozen, the pension plan covered eligible employees in the Company's Central Appalachian ("CAPP") region and corporate offices who met certain length of service requirements. The number of years of credited service and the present value of accrued pension benefits for Named Executive Officers are listed in the "Pension Benefits" table below. Changes in the value of pension benefits for Named Executive Officers from 2010 to 2011 are listed in the "Summary Compensation Table" below.

The Company also has a defined contribution 401(k) plan covering eligible employees which includes an employer match component. The Company may contribute additional amounts. Participation in the 401(k) plan is voluntary; therefore, the amount of compensation deferred and the amount of our match varies among employees, including the executives. Furthermore, the plan does not involve any above-market returns, as returns depend on actual investment results. The formulas used to determine the benefits differ by our operating segments. The employees in our corporate segment, including the executive officers, have the same formulas used to determine benefits as all of the plan participants from our Central Appalachia segment. The Company's 2011 contributions to the plan on behalf of Named Executive Officers are included in "All Other Compensation" on the "Summary Compensation Table" below.

Other Benefits

Our executives also participate, on a voluntary basis, in customary benefits that are provided to all employees, including health, life, disability and dental insurance. The taxable value of life insurance benefits provided by the Company for Named Executive Officers is included in "All Other Compensation" on the "Summary Compensation Table" below.

SUMMARY COMPENSATION TABLE

The following table provides information concerning the compensation for our Chief Executive Officer, our Chief Accounting Officer and each of our two other most highly compensated executive officers for their service to the Company during the fiscal year ended December 31, 2011. As of December 31, 2011, we did not have any executive officers other than those listed below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2) (3)	All Other Compensation ($) (4)	Total ($)
Peter T. Socha	2011	765,635	350,000	557,750	—	—	17,768	26,144	1,717,297
Chairman of the Board,	2010	681,094	250,000	1,105,650	—	—	8,452	25,967	2,071,163
President and Chief	2009	552,885	175,000	554,800	—	—	3,989	11,833	1,298,507
Executive Officer									
Coy K. Lane, Jr.	2011	431,404	250,000	669,300	—	—	10,571	23,095	1,384,370
Senior Vice President and	2010	386,094	150,000	1,020,600	—	—	4,861	22,863	1,584,418
Chief Operating Officer	2009	322,500	90,000	277,400	—	—	2,209	22,140	714,249
Michael E. Weber	2011	246,404	35,000	111,550	—	—	—	19,400	412,354
Senior Vice President and	2010	228,787	35,000	170,100	—	—	—	19,240	453,127
Chief Commercial Officer	2009	212,577	35,000	69,350	—	—	—	19,644	336,571
Samuel M. Hopkins, II	2011	252,558	150,000	659,997	—	—	9,046	10,606	1,082,207
Vice President and Chief	2010	217,248	50,000	77,957	—	—	4,464	8,399	358,068
Accounting Officer	2009	185,962	35,000	156,038	—	—	2,200	5,108	384,308

(1) The amounts for stock awards reflect the grant date fair value for the awards granted. The assumptions used in the calculation of the amounts of these awards granted in 2011 are included in Note 7 to the Company's consolidated financial statements included within the 2011 Annual Report on Form 10-K for the year ended December 31, 2011.

(2) The change in pension value is the increase in actuarial present value of the Company's defined benefit pension plan attributable to the Named Executive Officer that was accrued during the year. Effective September 30, 2007, the Company froze pension plan benefit accruals for all employees covered under the plan. Mr. Weber joined the Company in September 2006 and did not meet the eligibility requirements to participate in the plan prior to September 30, 2007.

(3) The Company does not provide any non-qualified deferred compensation plans to its employees.

(4) All Other Compensation consists of employer matching contributions under the Company's defined contribution 401(k) plan, the taxable value of life insurance benefits provided by the Company, vehicle allowance for Mr. Lane and Mr. Weber, and payment of corporate membership fees for Mr. Socha.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information concerning the grant of restricted shares of the Company's common stock to Named Executive Officers during the year ended December 31, 2011.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
Peter T. Socha (2)	4/15/2011	25,000	22.31	557,750
Coy K. Lane, Jr. (3)	4/15/2011	30,000	22.31	669,300
Michael E. Weber (4)	4/15/2011	5,000	22.31	111,550
Samuel M. Hopkins, II (5)	4/15/2011	29,583	22.31	659,997

(1) The amounts for stock awards reflect the grant date fair value for the awards granted in the fiscal year ended December 31, 2011. The assumptions used in the calculation of the amounts of these awards granted in 2011 are included in Note 7 to the Company's consolidated financial statements included within the 2011 Annual Report on Form 10-K for the year ended December 31, 2011.

(2) Mr. Socha was granted 25,000 shares of restricted common stock, which vest in three equal installments on May 25, 2012, 2013 and 2014.

(3) Mr. Lane was granted 30,000 shares of restricted common stock, which vest in three equal installments on May 25, 2012, 2013 and 2014.

(4) Mr. Weber was granted 5,000 shares of restricted common stock, which vest in three equal installments on May 25, 2012, 2013 and 2014.

(5) Mr. Hopkins was granted 29,583 shares of restricted common stock, which vest in three equal installments on May 25, 2012, 2013 and 2014.

OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR-END

The following table sets forth information about the outstanding equity awards for each of the Named Executive Officers as of December 31, 2011.

	OPTION AWARDS					STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options (# exercisable)	Number of Securities Underlying Unexercised Options (# unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Peter T. Socha	150,000(2)	—	—	$10.80	5/7/14	125,000(3)	$865,000	—	—
Coy K. Lane, Jr.	—	—	—	—	—	110,000(4)	761,200	—	—
Michael E. Weber	—	—	—	—	—	25,000(5)	173,000	—	—
Samuel M. Hopkins, II	—	—	—	—	—	50,000(6)	346,000	—	—

(1) The market value was calculated based on the closing market price of $6.92 per share of the Company's common stock on December 30, 2011, the last trading day of 2011.

(2) Pursuant to his employment agreement with the Company, Mr. Socha was granted options on May 25, 2004 to acquire 150,000 shares of common stock for $10.80 per share. The options are fully vested.

(3) During 2009, Mr. Socha was granted 40,000 shares of restricted common stock which vest in two equal installments on May 25, 2012 and 2013. Mr. Socha has 60,000 shares of restricted common stock remaining from a 2010 grant. The remaining restricted common stock from the 2010 grant vests as follows: 5,000 shares on May 25 2012; 5,000 shares on May 25 2013; 25,000 shares on May 25, 2014 and 25,000 shares on May 25, 2015. During 2011, Mr. Socha was granted 25,000 shares of restricted common stock that vest in three equal installments on May 25, 2012, 2013 and 2014.

(4) During 2009, Mr. Lane was granted 20,000 shares of restricted stock that vest on May 25, 2012. During 2010, Mr. Lane was granted 60,000 shares of restricted common stock, which vest in three equal installments on May 25, 2013, 2014 and 2015. During 2011, Mr. Lane was granted 30,000 shares of restricted common stock that vest in three equal installments on May 25, 2012, 2013 and 2014.

(5) During 2008, Mr. Weber was granted 5,000 shares of restricted stock that vest on May 25, 2012. During 2009, Mr. Weber was granted 5,000 shares of restricted stock that vest on May 25, 2013. During 2010, Mr. Weber was granted 10,000 shares of restricted common stock, which vest in two equal installments on May 25, 2014 and 2015. During 2011, Mr. Weber was granted 5,000 shares of restricted common stock that vest in three equal installments on May 25, 2012, 2013 and 2014.

(6) Mr. Hopkins has 4,584 shares of restricted common stock that vest on May 25, 2012 remaining from a 2008 restricted stock grant. During 2009, Mr. Hopkins was granted 11,250 shares of restricted common stock that vest in two equal installments on May 25, 2013 and 2014. During 2010, Mr. Hopkins was granted 4,583 shares of restricted common stock, which vest in two installments of 416 shares on May 25, 2012 and 4,167 shares on May 25, 2015. During 2011, Mr. Hopkins was granted 29,583 shares of restricted common stock that vest in three equal installments on May 25, 2012, 2013 and 2014.

The amount ultimately realized by the Named Executive Officer may vary based on a number of factors, including the Company's actual operating performance, stock price fluctuations and the timing of exercises and sales.

OPTION EXERCISES AND STOCK VESTED IN 2011

The following table sets forth information about stock awards that vested during 2011. There were no stock option exercises by Named Executive Officers during 2011.

	OPTION AWARDS		STOCK AWARDS	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Peter T. Socha	—	—	25,000	$529,000
Coy K. Lane, Jr.	—	—	20,000	423,200
Michael E. Weber	—	—	5,000	48,050
Samuel M. Hopkins, II	—	—	4,583	96,976

(1) The value of the awards was calculated on the closing price per share of the Company's common stock on the vesting date.

PENSION BENEFITS IN 2011

Effective September 30, 2007, the Company froze pension plan benefit accruals for all employees covered under its qualified non-contributory defined benefit pension plan. Prior to being frozen, the pension plan covered eligible employees in the Company's Central Appalachian ("CAPP") region and corporate offices who met certain length of service requirements.

The monthly retirement benefit payable upon the normal retirement of any participant is dependent upon age, compensation and years of service. The normal retirement age under the plan is 65, but a full benefit is available to a retiree at age 62. A retiree can begin receiving a benefit as early as age 55, provided they have at least ten years of service at the time; however, a 3% reduction factor applies for each year a retiree receives a benefit prior to age 62. Compensation for purposes of calculating the monthly retirement benefit payable means basic monthly earnings, excluding overtime, bonuses and commissions, based on the employee's average salary for the three highest consecutive years of service during the employee's last ten years of employment. This amount is capped by provisions of the Internal Revenue Service code. The Internal Revenue Code also limits the amount of annual benefits which may be payable from the pension trust.

The following table lists the number of years of credited service and the present value of accrued pension benefits for Named Executive Officers as of December 31, 2011. Changes in the value of pension benefits for Named Executive Officers from 2010 to 2011 are listed in the "Summary Compensation Table" above.

Name	Plan Name	Number of Years Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($)
Peter T. Socha	James River Coal Company Employees' Pension Plan	5.0	$74,449	—
Coy K. Lane, Jr.	James River Coal Company Employees' Pension Plan	3.0	41,540	—
Michael E. Weber (3)	James River Coal Company Employees' Pension Plan	—	—	—
Samuel M. Hopkins, II	James River Coal Company Employees' Pension Plan	4.0	40,646	—

(1) Effective September 30, 2007, the Company froze pension plan benefit accruals and plan participation. Prior to that time, participants were credited with a year of credited service for any year in which they had completed 1,000 or more hours of service.

(2) Amounts represent the actuarially determined present value of accumulated plan benefits due the individual, assuming an interest rate of 4.2%, as used in the Company's financial statement disclosures for the year ended December 31, 2011, the RP2000 Mortality adjusted for Blue Collar, and compensation limits of $220,000 for 2006, the last year for which pay was used to determine the accrued benefit.

(3) Mr. Weber joined the Company in September 2006 and did not meet the eligibility requirements to participate in the plan.

The Company also has a defined contribution 401(k) plan, which is discussed above under the heading "Retirement Benefits." The Company's 2011 contributions to the defined contribution 401(k) plan on behalf of Named Executive Officers are included in the "All Other Compensation" column in the "Summary Compensation Table" above. Additionally, the Company does not provide any non-qualified deferred compensation plans to its employees.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT, SEVERANCE AND CHANGE-IN-CONTROL ARRANGEMENTS

Employment Contracts

As discussed under "Base Salary" above, the Company and Mr. Socha entered into an employment agreement effective May 7, 2004. In addition to the base salary, bonuses, equity incentives and other benefits terms outlined above, the employment agreement provides that if Mr. Socha's employment is terminated without good reason, as defined in the employment agreement, before expiration, he will receive the greater of (i) his remaining salary due under the employment agreement or (ii) 12 months of salary. Mr. Socha's employment agreement also provides that upon termination without good reason or a change in control (as those terms are defined in the applicable agreements) all of Mr. Socha's restricted shares and options will immediately vest and the options will become exercisable.

Severance and Change-in-Control Arrangements

The Company has a plan for certain employees that would encourage them to devote their time and energies to the successful performance of their employment duties while providing them a measure of security during a potential change-in-control transaction. We believe that such a plan promotes alignment of management's goals with stockholders' goals by helping reduce management's reluctance to pursue and act on change-in-control transactions. Additionally, change- in-control agreements with key employees allow us to have a mechanism in place to retain key employees and encourage their continued dedication during the period of transition. In 2006, the Board of Directors authorized the Chief Executive Officer and the Compensation Committee to work with Towers Perrin to develop a severance and retention plan. The plan was adopted by the Board and communicated to those employees determined to be at risk in the event of a change-in-control transaction. Pursuant to the severance and retention plan, the Company has entered into severance agreements with Messrs. Lane, Weber and Hopkins, each of which provide that the executive will be entitled to receive a lump sum cash payment in an amount equal to 12 months of his base salary, plus continued health, dental and term life insurance benefits for 12 months following his termination, if such termination occurs within 12 months after a change-in-control transaction. A change in control, as defined in the severance and retention plan, includes any of the following events: (1) the acquisition (other than from the Company) by any person of beneficial ownership of forty percent or more of the combined voting power of the Company's then outstanding voting securities or (2) the individuals who, as of the effective date of the transaction are members of the Board, cease to constitute at least two-thirds of the Board. The severance and retention plan also provides that employees designated by the Compensation Committee will be eligible to receive a retention bonus, in an amount designated by the Compensation Committee, upon the occurrence of a change in control. Retention bonus amounts payable to any of the Named Executive Officers, if any, will be determined by the Compensation Committee at a later date.

Assuming that termination in connection with a change-in-control transaction was effective on December 31, 2011, the value of potential payments and benefits payable to each Named Executive Officer who was employed by the Company on such date is summarized in the following table. The price per share of Common Stock used for purposes of the following calculation is the closing market price on the Nasdaq Global Select Market as of December 30, 2011, the last trading day in 2011, which was $6.92. The table excludes (i) amounts accrued through December 31, 2011 that would be paid in the normal course of continued employment, such as accrued but unpaid salary, (ii) vested account balances in the Company's 401(k) plan that are generally available to all of the Company's U.S. salaried employees, and (iii) any amounts to be provided under any arrangement that does not discriminate in scope, terms or operation in favor of named executive officers and that is available generally to all salaried employees. Actual amounts to be paid can only be determined at the time of such executive's termination.

Name and payment or benefit	Cash Settlement Payment	Healthcare and Life Insurance Coverage	Market value of all equity awards vesting on termination ($) (4)
Peter T. Socha	$1,818,000(1)	$30,517(2)	$865,000
Coy K. Lane, Jr.	435,000	12,971(3)	761,200
Michael E. Weber	250,000	12,929(3)	173,000
Samuel M. Hopkins, II	260,000	12,931(3)	346,000

(1) Reflects the value of the greater of: (i) base salary for the remaining term of the executive's employment agreement or (ii) base salary for 12 months.

(2) Reflects the employer share of premiums for continued healthcare and life insurance for the greater of (i) the remaining term of the executive's employment agreement or (ii) 12 months.

(3) Reflects the employer share of premiums for continued healthcare and life insurance coverage for 12 months.

(4) Assuming that there was a change-in-control transaction effective December 31, 2011 that did not involve a termination event, our named executive officers' outstanding equity awards would immediately vest and become exercisable and have the same value as in the column titled "Market value of all equity awards vesting on termination ($)" in the table above.

DIRECTOR COMPENSATION IN 2011

Annual compensation of non-employee directors for 2011 consisted of cash compensation, which included an annual retainer paid quarterly to each director and an additional fee to each director who served as chair of a committee, and equity compensation, consisting of stock option awards and restricted stock awards. These components are described more fully below.

Annual Board Fees

Non-employee directors received an annual cash retainer of $50,000 effective in 2011, which was paid pro-rata on a quarterly basis to each director. The Audit Committee Chairman received an additional annual amount of $20,000, and the Chairmen of the Compensation and Governance Committees as well as the non Chairman Audit committee members each received an additional annual amount of $5,000 in 2011. In 2011, each non-employee director also received a one-time payment of $5,000 in consideration of their extensive efforts in connection with the IRP acquisition.

The Company pays travel and accommodation expenses of directors to attend meetings and other corporate functions. Directors do not receive meeting attendance fees.

Annual Equity Compensation

Non-employee directors each received 1,250 shares of restricted stock (valued based on the fair market value of the Company's common stock on the date of grant) and 5,000 stock options (valued based on the Black-Scholes method). The restricted stock awards will vest in equal installments over three years. The stock option awards were granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant and will vest in equal installments over three years and will expire 10 years after grant. In the event of a change in control (as defined in the Company's 2004 Equity Incentive Plan), all outstanding unvested restricted shares and options will immediately vest and the options will become fully exercisable. The Committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and the payment of a cash amount in exchange for the cancellation of an award, or the issuance of a substantially equivalent substitute grant or award.

The total 2011 compensation of the Company's non-employee directors is shown in the table below.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1) (2)	Option Awards ($) (1) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alan F. Crown	60,000	27,888	85,000	—	—	—	172,888
Ronald J. FlorJancic	60,000	27,888	85,000	—	—	—	172,888
Leonard J. Kujawa	75,000	27,888	85,000	—	—	—	187,888
Joseph H. Vipperman	65,000	27,888	85,000	—	—	—	177,888

(1) The amounts for stock awards and option grants reflect the grant date fair value for the awards granted in the fiscal year ended December 31, 2011. The assumptions used in the calculation of the amounts of these awards granted in 2011 are included in Note 7 to the Company's consolidated financial statements included within the 2011 Annual Report on Form 10-K for the year ended December 31, 2011.

(2) As of December 31, 2011, the aggregate number of unvested restricted stock awards outstanding for each non-employee director was as follows: Mr. Crown, 2,499 shares; Mr. FlorJancic, 2,499 shares; Mr. Kujawa, 2,499 shares; and Mr. Vipperman, 2,499 shares.

(3) As of December 31, 2011, the aggregate number of stock option awards outstanding for each non-employee director was as follows: Mr. Crown, 50,000 options; Mr. FlorJancic, 35,000 options; Mr. Kujawa, 35,000 options; and Mr. Vipperman, 25,000 options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our compensation committee currently consists of Alan F. Crown, Ronald J. FlorJancic and Joseph H. Vipperman (committee chair). None of these committee members has ever been employed by us. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers who serve on our compensation committee. No interlocking relationship exists between our compensation committee and the compensation committee of any other company, nor has any interlocking relationship existed in the past.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates this Report by reference therein.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial and other oversight responsibilities by serving as an independent and objective party to oversee, monitor and appraise: (1) the integrity of the Company's financial statements and other external financial information and financial reporting process; (2) the Company's auditing process, including all engagements of the Company's independent registered public accountants, and the performance of financial management; (3) the Company's ethical and legal compliance; (4) the performance of the Company's internal control function and its system of internal controls; and (5) the investment of the assets of the Company's pension plan. The Committee operates pursuant to a written charter adopted by the Board of Directors, which is available on the Company's internet site (http://ir.jamesrivercoal.com/documentdisplay.cfm?DocumentID=3225) and is attached hereto as Appendix A.

The Company's management is responsible for its internal controls and the financial reporting process. The Company's independent registered public accountants, KPMG LLP, are responsible for performing an audit of the Company's consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) and for expressing an opinion as to their conformity with U.S. generally accepted accounting principles. The Audit Committee's responsibility is to monitor and oversee these processes.

Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. Management has also concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

In keeping with its responsibilities, the Audit Committee has reviewed and discussed the Company's audited consolidated financial statements and internal control with management and the independent registered public accountants. In addition, the Audit Committee has discussed with the Company's independent registered public accountants the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU § 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T, regarding the independent accountant's communications with the audit committee concerning independence, the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. The Audit Committee also has received the written disclosures and the letter from the independent registered public accountants required by the Public Company Accounting Oversight Board and has discussed with the independent registered public accountants their independence. The Audit Committee has also discussed, reviewed and monitored the Company's disclosure controls and its plans and activities related to Sarbanes-Oxley Section 404 compliance.

Based on the reviews and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Audit Committee Charter, the Committee recommended to the Board of Directors that the audited consolidated financial statements of the Company be included in the 2011 Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the SEC.

The foregoing report has been furnished by:

JAMES RIVER COAL COMPANY
AUDIT COMMITTEE

Audit Committee Members:

Ronald J. FlorJancic   Leonard J. Kujawa, Chairman   Joseph H. Vipperman
(Members of the Audit Committee)

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Pursuant to the Audit Committee Charter, the Audit Committee appoints the firm that will serve as the Company's independent registered public accountants each year. Such appointment is subject to ratification by the shareholders. In the event shareholders do not ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2012, the Audit Committee will review its future selection of the independent registered public accounting firm. KPMG LLP was the independent registered public accounting firm for the Company for 2011. Representatives of KPMG LLP are expected to be present and available to answer appropriate questions at the 2012 Annual Meeting, and will have an opportunity to make a statement if they so desire.

Fees

The following table and footnotes summarize the aggregate fees billed to the Company by KPMG LLP for the years indicated ($ in thousands):

	2011	2010
Audit Fees (1)	$534	$410
Audit-Related Fees (2)	156	2
Tax Fees	12	—
All Other Fees	—	—
Total	$702	$412

(1) Audit fees consisted of services billed for the audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and quarterly reviews of unaudited consolidated financial statements.

(2) Audit related fees in 2011 consisted of services in connection with the Company's registration statements and equity and debt issuances.

(3) Tax fees in 2011 consisted of fees for the preparation of an update to a Section 382 ownership report.

Approval of Audit and Non-Audit Services

The Audit Committee of the Company's Board of Directors pre-approves all audit and non-audit services performed by the Company's independent registered public accountants. The Audit Committee specifically approves the annual audit services engagement. Certain non-audit services that are permitted under the federal securities laws may be approved from time to time by the Audit Committee. The Audit Committee is authorized to delegate to the Chair of the Committee pre-approval authority with respect to permitted services. None of the services performed by KPMG LLP described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

SHAREHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

Shareholders are hereby notified that if they wish to include a proposal in the Company's Proxy Statement and form of proxy relating to the 2013 annual meeting pursuant to Rule 14a-8 as promulgated under the Securities Exchange Act of 1934, a written copy of their proposal must be received at the principal executive offices of the Company no later than November 16, 2012 (based on a tentative annual meeting date of April 22, 2013 and these proxy materials for the 2012 Annual Meeting being dated March 15, 2012). To ensure prompt receipt by the Company, proposals should be sent certified mail return receipt requested and should otherwise comply with Rule 14a-8.

In accordance with the Company's bylaws, shareholders who wish to submit a proposal for consideration at the Company's 2013 annual meeting of shareholders other than pursuant to Rule 14a-8 must deliver a copy of their proposal to the Company at its principal executive offices no later than January 22, 2013 (based on a tentative annual meeting date of April 22, 2013). Also in accordance with the Company's bylaws, shareholders who wish to make a nomination for director for consideration at the Company's 2013 annual meeting must deliver a copy of their nomination to the Company at its principal executive offices no later than December 24, 2012 (based on a tentative annual meeting date of April 22, 2013).

2011 ANNUAL REPORT

A copy of James River's 2011 Annual Report to Shareholders, which includes a copy of the 2011 Annual Report on Form 10-K for the year ended December 31, 2011, is being furnished herewith. Any record or beneficial shareholder as of the Record Date may request a copy of any exhibits to the 2011 Annual Report on Form 10-K, upon payment of James River's reasonable expenses in furnishing the exhibits, by submitting a written request to:

James River Coal Company
901 E. Byrd Street, Suite 1600
Richmond, Virginia 23219
Attn.: Secretary

If the person requesting exhibits was not a shareholder of record on the Record Date, the request must include a representation that the person was a beneficial owner of Common Stock on that date.

EXPENSES OF SOLICITATION

All of the expenses involved in preparing, assembling and mailing this Proxy Statement and the materials enclosed herewith and soliciting proxies will be paid by the Company. It is estimated that such costs will be nominal. The Company may reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for expenses reasonably incurred by them in sending proxy materials to beneficial owners of stock. The solicitation of proxies will be conducted primarily by mail but may include telephone, electronic or oral communications by directors, officers or regular employees of the Company, acting without special compensation.

OTHER MATTERS

The Board of Directors does not know of any other matters to come before the 2012 Annual Meeting; however, if any other matters properly come before the 2012 Annual Meeting, it is the intention of the persons designated as proxies to vote in accordance with their best judgment on such matters. If any other matter should come before the 2012 Annual Meeting, such matter will be approved if the number of votes cast in favor of the matter exceeds the number opposed.

Date: March 15, 2012

SHAREHOLDERS ARE URGED TO SPECIFY THEIR CHOICES, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, POSTAGE FOR WHICH HAS BEEN PROVIDED. YOUR PROMPT RESPONSE IS APPRECIATED.

APPENDIX A

James River Coal Company
Audit Committee Charter

I. *Purpose and Authority*

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial and other oversight responsibilities by serving as an independent and objective party to oversee, monitor and appraise: (1) the integrity of the Company's financial statements and other external financial information, financial reporting process and internal controls; (2) the Company's auditing process, including all engagements of the Company's independent accountants, and the performance of financial management; and (3) the Company's ethical and legal compliance. In furtherance of its purpose, the Committee shall strive to provide an open avenue of communication among the Company's independent accountants, management, and the Board.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company, and has the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties. The Company shall provide funding, as determined by the Committee, for payment of compensation to the independent auditors and to any advisers the Committee retains.

II. *Membership Requirements*

The Committee shall be comprised of three or more directors as determined by the Board. All members of the Committee shall be "independent" within the meaning of the listing standards of the Nasdaq Stock Market, including the independence standards for Committee members prescribed by Rule 10A-3 under the Securities Exchange Act. All members of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement. At least one member shall be an 'audit committee financial expert' within the meaning of the rules of the Securities & Exchange Commission. Members of the Committee shall also meet such other qualifications as may be imposed from time to time by the Board, by law or by the listing requirements of the Nasdaq Stock Market. Committee members should be able to devote sufficient time to carrying out the responsibilities of a member of the Committee.

III. *Meetings and Governance*

The Committee shall meet in connection with the Company's annual audit and for other purposes as circumstances dictate. To foster open communications, the Committee will meet in executive sessions with the independent accountants and management as appropriate. The Committee will report its activities and findings to the Board on a regular basis.

The Board may appoint a Chair of the Committee. The Chair will preside, when present, at all meetings of the Committee. One-third of the members, but not less than two, will constitute a quorum. A majority of the members present at any meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or video conference and may take action by written consent.

IV. *Duties, Responsibilities and Activities*

While the Committee has the duties and responsibilities set forth in this Charter, management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls and management's report thereon; and the Company's independent accountants are responsible for performing an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States, for expressing an opinion as to their conformity with generally accepted accounting principles, for reviewing the Company's quarterly financial statements and for attesting to management's report on the Company's internal control. The Committee's responsibility is to monitor and oversee these processes.

(A) *Review of Financial Statements, Reports and Charter*

The Committee shall review the Company's financial statements, reports and other financial information, in conjunction with the Company's internal financial management and independent accountants, as appropriate. Such review shall generally include candid discussions of the quality — not merely the acceptability — of the Company's accounting principles as applied in its financial reporting. Reviews shall occur prior to dissemination of the statement, report or other document to a third party or the public. Without limitation, the Committee shall review, to the extent it deems necessary or appropriate:

- The annual financial statements and other material financial content of the Company's Annual Reports to Shareholders and/or Annual Reports on Form 10-K.
- Any quarterly or other interim financial statements and other material financial content of the Company's Quarterly Reports on Form 10-Q.
- Any other material external financial information, such as earnings releases.
- Any material internal reports prepared by the independent accountants or management.
- The annual report of the Committee for inclusion in the Company's annual proxy statement.
- This Charter on an annual basis, or more frequently as circumstances dictate.

The Chair of the Committee may represent the entire Committee for purposes of reviewing quarterly information, other material external financial information such as earnings releases, or internal reports to the extent permissible under the listing requirements of the Nasdaq Stock Market and generally accepted auditing standards.

In addition to the reviews described above, the Committee shall from time to time perform the following duties and responsibilities and shall engage in the following activities to the extent necessary or appropriate in the judgment of the Committee:

(B) *Relationship with Independent Accountants*

- Appoint, compensate, retain and terminate the independent accountants. The independent accountants shall report directly to the Committee. The Committee shall have sole authority to determine the compensation to be paid to the independent accountants for any service. The Committee also shall be responsible for the oversight and evaluation of the work of the independent accountants, including resolution of disagreements between management and the independent accountants.
- Pre-approve all audit and permitted non-audit services provided to the Company by the independent accountants. The Committee may delegate pre-approval authority to the Chair of the Committee or may adopt pre-approval policies and procedures, to the extent permitted by applicable laws. Any pre-approvals made pursuant to delegated authority or pre-approval policies and procedures must be presented to the full Committee at its next scheduled meeting.
- Receive a report or report update from the independent accountants, within the time periods prescribed by the rules of the SEC, on the following: (1) all critical accounting policies and practices of the Company; (2) all material alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent accountants; and (3) other material written communications between the independent accountants and management.
- Receive a formal written statement from the independent accountants delineating all relationships between the independent accountants and the Company. The Committee shall actively engage the

independent accountants in a dialogue with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent accountants and take appropriate action to oversee the independence of the independent accountants.

(C) *Financial Reporting and Auditing Processes*

- Oversee the integrity of the Company's financial reporting process, both internal and external.
- Discuss with the independent accountants and management the overall scope and plans for their respective audits.
- Review with the independent accountants and management the adequacy and effectiveness of the Company's internal controls, including management's report on the adequacy or effectiveness of internal controls and the fullness and accuracy of the Company's financial statements. The Committee shall consider the quality of presentation of, among other matters, critical accounting policies, off-balance sheet transactions and financial measures presented on a basis other than in accordance with generally accepted accounting principles.
- Review the quality and appropriateness of the Company's accounting principles and underlying estimates as applied in its financial reporting, including the independent accountants' judgments concerning the foregoing.
- In consultation with the independent accountants and management, review any major changes or improvements to the Company's financial and accounting principles and practices and internal controls.
- Discuss with management policies with respect to risk assessment and risk management, including the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

(D) *Ethical and Legal Compliance*

- Establish and oversee procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
- Review and approve all transactions between the Company and certain "related persons," such as our executive officers, directors and owners of more than 5% of our voting securities. In reviewing a transaction, the Committee considers the relevant facts and circumstances, including the benefits to the Company, any impact on director independence and whether the terms are consistent with a transaction available on an arms-length basis. Only those related person transactions that are determined to be in (or not inconsistent with) the Company's best interests and the best interests of the Company's shareholders are permitted to be approved. No member of the Committee may participate in any review of a transaction in which the member or any of his or her family members is the related person.
- Oversee the development and administration of an appropriate ethics and compliance program, including a code or codes of ethics and business conduct. The Committee shall review requests for and determine whether to grant or deny waivers of the Company's code of ethics applicable to directors and executive officers.

(E) *Pension Plan*

- Review and monitor the investment of the assets of the Company's pension plan.

In addition, the Committee may perform any other activities in its discretion that are consistent with the Committee's purpose, or as determined necessary or appropriate by the Board.

APPENDIX B

2012 EQUITY INCENTIVE PLAN

JAMES RIVER COAL COMPANY
2012 EQUITY INCENTIVE PLAN

ARTICLE 1 — GENERAL PROVISIONS

1.1 Establishment of Plan. James River Coal Company, a Virginia corporation (the "Company"), hereby establishes an incentive compensation plan known as the "James River Coal Company 2012 Equity Incentive Plan" (the "Plan"), as set forth in this document.

1.2 Purposes of Plan. The objectives of the Plan are to (i) attract, retain and incentivize employees, directors, consultants, advisors and other persons who perform services for the Company; (ii) provide incentives to those individuals who contribute significantly to the long-term performance and growth of the Company and its affiliates; and (iii) align the long-term financial interests of employees and other Eligible Participants (as defined below) with those of the Company's shareholders.

1.3 Types of Awards. Awards under the Plan may be made to Eligible Participants in the form of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Awards, Performance Shares, Performance Units or any combination of these.

1.4 Effective Date. The Plan shall be effective on March 5, 2012, the date it was approved by the Board of Directors of the Company (the "Effective Date"), subject to approval by the Company's shareholders within the 12-month period immediately thereafter.

1.5 Duration of the Plan. The Plan shall commence on the Effective Date. Unless the Plan is sooner amended or terminated in accordance with Article 13, the Plan shall remain in effect until all Awards under the Plan have been satisfied by the issuance of Shares or payment of cash or have expired or otherwise terminated, but no Awards shall be granted on or after the tenth (10th) anniversary of the Effective Date.

ARTICLE 2 — DEFINITIONS

Except where the context otherwise indicates, the following definitions apply:

2.1 "Agreement" means the written agreement evidencing an Award granted to the Participant under the Plan.

2.2 "Award" means an award granted to a Participant under the Plan that is an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Award, Performance Share, Performance Unit or combination of these.

2.3 "Board" means the Board of Directors of the Company.

2.4 "Cause" means, unless provided otherwise in the Agreement, (i) with respect to the Company or any Employer, the commission by the Participant of an act of fraud, embezzlement, theft or proven dishonesty, or any other illegal act or practice (whether or not resulting in criminal prosecution or conviction); (ii) the willful engaging by the Participant in misconduct which is deemed by the Committee, in good faith, to be materially injurious to the Company or any Employer, monetarily or otherwise; or (iii) the willful and continued failure or habitual neglect by the Participant to perform his duties with the Company or the Employer substantially in accordance with the operating and personnel policies and procedures of the Company or the Employer generally applicable to all their employees. For purposes of this Plan, no act or failure to act by the Participant shall be deemed to be "willful" unless done or omitted to be done by the Participant not in good faith and without reasonable belief that the Participant's action or omission was in the best interest of the Company and/or the Employer. "Cause" under either (i), (ii) or (iii) shall be determined by the Committee in its sole discretion. Notwithstanding the foregoing, if the Participant has entered into an employment agreement with the Company that is binding as of the date of employment termination, and if such employment agreement defines "Cause," then the definition of "Cause" in such agreement shall apply to the Participant in this Plan.

2.5 "Change in Control" means:

(a) The acquisition (other than from the Company) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act (but without regard to any time period specified in Rule 13d-3(d)(1)(i))), of forty percent (40%) or more of the combined voting power of then outstanding securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); excluding, however, (1) any acquisition by the Company or (2) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company;

(b) A majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the Company's Board prior to the date of the appointment or election.

(c) Consummation by the Company of a reorganization, merger, or consolidation (a "Transaction"); excluding, however, a Transaction pursuant to which (i) all or substantially all of the individuals or entities who are the beneficial owners, respectively, of the Outstanding Company Voting Securities immediately prior to such Transaction will beneficially own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the outstanding securities of such corporation entitled to vote generally in the election of directors of the corporation resulting from such Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or indirectly) in substantially the same proportions relative to each other as their ownership, immediately prior to such Transaction, of the Outstanding Company Voting Securities; or

(d) Consummation of the sale or other disposition of all or substantially all of the assets of the Company.

Provided, however, with respect to any Award subject to Code Section 409A, a Change in Control shall not be deemed to occur unless the transaction also constitutes a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined in Code Section 409A(a)(2)(A)(v) and the regulations promulgated thereunder.

2.6 "Code" means the Internal Revenue Code of 1986, as now in effect or as hereafter amended. All citations to sections of the Code are to such sections as they may from time to time be amended or renumbered.

2.7 "Committee" means the Compensation Committee of the Board or such other committee consisting of two or more members as may be appointed by the Board to administer this Plan pursuant to Article 3. All members shall be independent directors within the meaning of the Listing Standards and any other standards as the Board or the Committee may prescribe from time to time; provided, however, that, (a) if the Committee is comprised of at least three directors, and (b) the Listing Standards permit one member of the Committee not to be independent within the meaning of the Listing Standards, then the Board may appoint a member who is not so independent, provided, further, that such appointment otherwise complies with the Listing Standards. If any member of the Committee does not qualify as (i) a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act, and (ii) an "outside director" within the meaning of Section 162(m) of the Code, a subcommittee of the Committee shall be appointed to grant Awards to Named Executive Officers and to officers who are subject to Section 16 of the Act, and each member of such subcommittee shall satisfy the requirements of (i) and (ii) above. References to the Committee in the Plan shall include and, as appropriate, apply to any such subcommittee.

2.8 "Company" means James River Coal Company, a Virginia corporation, and its successors and assigns.

2.9 "Director" means any individual who is a member of the Board of Directors of the Company; provided, however, that any Director who is employed by the Company or any Employer shall not be considered a Director for purposes of grants of Awards under the Plan, but instead shall be considered an employee for purposes of grants of Awards under the Plan.

2.10 "Disability" means, unless provided otherwise in an Award Agreement (in which case such definition shall apply for purposes of the Plan with respect to that particular Award): (i) with respect to any Incentive Stock Option, disability as determined under Code Section 22(e)(3), and (ii) with respect to any other Award, that the Participant is "disabled" as determined under Code Section 409A(a)(2)(C) and any regulations promulgated thereunder. All determinations of Disability shall be made by the Committee or its designee.

2.11 "Effective Date" shall have the meaning ascribed to such term in Section 1.4 hereof.

2.12 "Eligible Participant" means an employee of the Employer (including an officer) as well as any other natural person, including a Director or proposed Director and a consultant or advisor who provides bona fide services to the Employer not in connection with the offer or sale of securities in a capital-raising transaction, subject to limitations as may be provided by the Code, the Exchange Act or the Committee, as shall be determined by the Committee.

2.13 "Employer" means the Company and any entity controlled by the Company, controlling the Company or under common control with the Company, including any entity during any period that it is a "parent corporation" or a "subsidiary corporation" with respect to the Company within the meaning of Code Sections 424(e) and 424(f). With respect to all purposes of the Plan, including but not limited to, the establishment, amendment, termination, operation and administration of the Plan, the Company shall be authorized to act on behalf of all other entities included within the definition of "Employer."

2.14 "Exchange Act" means the Securities Exchange Act of 1934, as now in effect or as hereafter amended. All citations to sections of the Exchange Act or rules thereunder are to such sections or rules as they may from time to time be amended or renumbered.

2.15 "Fair Market Value" means the fair market value of a Share, as determined in good faith by the Committee; provided, however, that

(a) if the Shares are traded on a national or regional securities exchange on a given date, Fair Market Value on such date shall be the closing sales price for a Share on the securities exchange on such date (or, if no sales of Shares were made on such exchange on such date, on the next preceding day on which sales were made on such exchange), all as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; and

(b) if the Shares are not listed on any securities exchange, but nevertheless are publicly traded and reported (through the OTC Bulletin Board or otherwise), Fair Market Value on such date shall be the closing sales price on such date (or, if there are no sales on such date, on the next preceding day).

For purposes of subsection (a) above, if Shares are traded on more than one securities exchange then the largest U.S. exchange on which Shares are traded shall be referenced to determine Fair Market Value.

2.16 "Incentive Stock Option" or "ISO" means an Option granted to an Eligible Participant under Article 5 of the Plan that is intended to meet the requirements of Section 422 of the Code.

2.17 "Insider" shall mean an individual who is, on the relevant date, subject to the reporting requirements of Section 16(a) of the Act.

2.18 "Listing Standards" means the listing standards of any exchange or self-regulatory organization which lists or quotes the securities of the Company.

2.19 "Named Executive Officer" means a Participant who is (or is expected to be as of the date of vesting and/or payout of an Award) one of the group of "covered employees" as defined in the regulations promulgated or other guidance issued under Section 162(m) of the Code, as determined by the Committee.

2.20 "Nonqualified Stock Option" or "NQSO" means an Option granted to an Eligible Participant under Article 5 of the Plan that is not intended or otherwise fails to meet the requirements of Section 422 of the Code.

2.21 "Option" means an Incentive Stock Option or a Nonqualified Stock Option. An Option shall be designated as either an Incentive Stock Option or a Nonqualified Stock Option, and in the absence of such designation, shall be treated as a Nonqualified Stock Option.

2.22 "Option Exercise Price" or "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.23 "Participant" means an Eligible Participant to whom an Award has been granted.

2.24 "Performance Measures" means the performance measures set forth in Article 9, which are used for performance-based Awards to Named Executive Officers.

2.25 "Performance Share" means an Award under Article 8 of the Plan that is valued by reference to a Share, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including without limitation, cash or Shares, or any combination thereof, upon achievement of such performance objectives during the relevant performance period as the Committee shall establish at the time of such Award or thereafter, but not later than the time permitted by Section 162(m) of the Code in the case of a Named Executive Officer, unless the Committee determines not to comply with Section 162(m) of the Code.

2.26 "Performance Unit" means an Award under Article 8 of the Plan that has a value set by the Committee, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including without limitation, cash or Shares, or any combination thereof, upon achievement of such performance objectives during the relevant performance period as the Committee shall establish at the time of such Award or thereafter, but not later than the time permitted by Section 162(m) of the Code in the case of a Named Executive Officer, unless the Committee determines not to comply with Section 162(m) of the Code.

2.27 "Permitted Transferee" means any members of the immediate family of the Participant (e.g., spouse, parent, sibling, children, grandchildren, niece and nephew), any trusts for the benefit of such family members or any partnerships whose only partners are such family members, each as determined by the Committee in accordance with applicable tax and securities laws.

2.28 "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

2.29 "Plan" means this James River Coal Company 2012 Equity Incentive Plan, as amended from time to time.

2.30 "Restricted Stock" means an Award of Shares under Article 7 of the Plan, which Shares are issued with such restriction(s) as the Committee, in its sole discretion, may impose, including without limitation, any restriction on the right to retain such Shares, to sell, transfer, pledge or assign such Shares, to vote such Shares, and/or to receive any cash dividends with respect to such Shares, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.31 "Restricted Stock Unit" or "RSU" means a right granted under Article 7 of the Plan to receive a number of Shares, or a cash payment for each such Share equal to the Fair Market Value of a Share, on a specified date.

2.32 "Restriction Period" means the period commencing on the date an Award of Restricted Stock or an RSU is granted and ending on such date as the Committee shall determine.

2.33 "Retirement" means termination of employment with the Company and all Employers other than for Cause after a Participant has reached the age of 65 years.

2.34 "Share" means one share of common stock of the Company (as such Share may be adjusted pursuant to the provisions of Section 4.3 of the Plan including any new or different stock or securities resulting from the changes described in Section 4.3).

2.35 "Stock Appreciation Right" or "SAR" means an Award granted under Article 6 which provides for an amount payable in Shares and/or cash, as determined by the Committee, equal to the excess of the Fair Market Value of a Share on the day the Stock Appreciation Right is exercised over the specified purchase price.

2.36 "Stock Award" means a grant of Shares under Article 7 that is not generally subject to restrictions and pursuant to which a certificate for the Shares is transferred to or registered in the name of, the Participant.

ARTICLE 3 — ADMINISTRATION

3.1 General. This Plan shall be administered by the Committee. The Committee, in its discretion, may delegate to one or more of its members such of its powers as it deems appropriate.

3.2 Authority of the Committee.

(a) Subject to the other provisions of the Plan, the Committee shall be authorized to (i) select persons eligible to participate in the Plan and to receive one or more Awards under the Plan, (ii) determine the form and substance of Awards made under the Plan to each Participant, and the conditions and restrictions, if any, subject to which such Awards will be made, (iii) modify the terms of Awards made under the Plan, (iv) interpret, construe and administer the Plan and Awards granted hereunder, (v) make any adjustments necessary or desirable in connection with Awards made under the Plan to eligible Participants located outside the United States, (vi) adopt, amend, or rescind such rules, regulations and procedures, and make such other determinations, for carrying out the Plan as it may deem appropriate, and

(b) The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Agreement in the manner and to the extent it shall deem desirable to carry it into effect.

(c) In the event the Company shall assume outstanding employee benefit awards or the right or obligation to make future such awards in connection with the acquisition of another corporation or business entity, the Committee may, in its discretion, make such adjustments in the terms of Awards under the Plan as it shall deem appropriate.

(d) All acts, determinations and decisions of the Committee made or taken pursuant to grants of authority under the Plan or with respect to any questions arising in connection with the administration and interpretation of the Plan, including the severability of any and all of the provisions thereof, shall be conclusive, final and binding upon all parties, including the Company, its shareholders, Participants, Eligible Participants and their estates, beneficiaries and successors.

3.3 Participation Outside of the United States. The Committee or its designee shall have the authority to amend the Plan (including by the adoption of appendices or subplans) and/or the terms and conditions relating to an Award to the extent necessary to permit participation in the Plan by eligible individuals who are located outside of the United States on terms and conditions comparable to those afforded to eligible individuals located within the United States.

3.4 Delegation of Authority. Except with respect to Named Executive Officers and Insiders, the Committee may, at any time and from time to time, delegate to one or more persons any or all of its authority under Section 3.2, to the full extent permitted by law and any applicable Listing Standards. To the extent permitted by law, the Committee may also grant authority to employees or designate employees of the Company to execute documents on behalf of the Committee or to otherwise assist the Committee in the administration and operation of the Plan.

3.5 Award Agreements. Each Award granted under the Plan shall be evidenced by a written Agreement. Each Agreement shall be subject to and incorporate, by reference or otherwise, the applicable terms and conditions of the Plan, and any other terms and conditions, not inconsistent with the Plan, as may be imposed by the Committee, including without limitation, provisions related to the consequences of termination of employment. A copy of such Agreement shall be provided to the Participant, and the Committee may, but need not, require that the Participant sign (or otherwise acknowledge receipt of) a copy of the Agreement or a copy of a notice of grant. Each Participant may be required, as a condition to receiving an Award under this Plan, to enter into an agreement with the Company containing such non-compete, confidentiality, and/or non-solicitation provisions as the Committee may adopt and approve from time to time (as so modified or amended, the "Non-Compete Agreement"). The provisions of the Non-Compete Agreement may also be included in, or incorporated by reference in, the written Award Agreement.

3.6 Indemnification. In addition to such other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against reasonable expenses, including attorney's fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted thereunder, and against all amounts paid by them in settlement thereof, provided such settlement is approved by independent legal counsel selected by the Company, or paid by them in satisfaction of a judgment or settlement in any such action, suit or proceeding, except as to matters as to which the Committee member has been negligent or engaged in misconduct in the performance of his duties; provided, that within 60 days after institution of any such action, suit or proceeding, a Committee member shall in writing offer the Company the opportunity, at its own expense, to handle and defend the same.

ARTICLE 4 — SHARES SUBJECT TO THE PLAN

4.1 Number of Shares.

(a) Subject to adjustment as provided in (b) below and in Section 4.3, the aggregate number of Shares that are available for issuance pursuant to Awards under the Plan is one million (1,000,000) Shares. All of the Shares available for issuance under the Plan may be issued pursuant to Incentive Stock Options. All Shares authorized for issuance under the Plan shall be made available from Shares currently authorized but unissued or Shares currently held (or subsequently acquired) by the Company as treasury shares, including Shares purchased in the open market or in private transactions.

(b) The following rules shall apply for purposes of the determination of the number of Shares available for grant under the Plan:

(i) If, for any reason, any Shares awarded or subject to purchase under the Plan are not delivered or purchased, or are reacquired by the Company, for reasons including, but not limited to, a forfeiture of Restricted Stock, the settlement of an Award in cash rather than Shares, or termination, expiration or cancellation of an Award, such Shares shall not be charged against, or if previously charged against, shall be added back to, the aggregate number of Shares available for issuance pursuant to Awards under the Plan; provided, however, the following Shares may not again be made available for issuance as Awards under the Plan (x) Shares used to pay the exercise price of an outstanding award, (y) Shares used to pay withholding taxes related to an outstanding award, or (z) Shares not issued or delivered as a result of the net settlement of an outstanding Award.

(ii) Each Share subject to a Stock Award shall be counted as one Share subject to an Award. Each RSU and each Performance Share awarded that may be settled in Shares shall be counted as one Share subject to an Award. Each Performance Unit awarded that may be settled in Shares shall be counted as a number of Shares subject to an award, with the number determined by dividing the value of the Performance Unit at grant by the Fair Market Value of a Share at Grant. Performance Shares and Units and RSUs that may not be settled in Shares shall not result in a charge against the aggregate number of Shares available for issuance pursuant to Awards under this Plan.

(iii) Each Option and Stock Appreciation Right that may be settled in Shares shall be counted as one Share subject to an award. Stock Appreciation Rights that may not be settled in Shares shall not result in a charge against the aggregate number of Shares available for issuance. In addition, if a Stock Appreciation Right is granted in connection with an Option and the exercise of the Stock Appreciation Right results in the loss of the Option right, the Shares that otherwise would have been issued upon the exercise of such related Option shall not result in a charge against the aggregate number of Shares available for issuance pursuant to Awards under this Plan.

4.2 Individual Limits. Except to the extent the Committee determines that an Award to a Named Executive Officer shall not comply with the performance-based compensation provisions of Section 162(m) of the Code, the following rules shall apply to Awards under the Plan:

(a) Options and SARs. The maximum number of Shares subject to Options and Stock Appreciation Rights that, in the aggregate, may be granted in any one calendar year to any one Participant shall be four hundred thousand (400,000) Shares.

(b) Restricted Stock and RSUs. The maximum aggregate number of Shares of Restricted Stock and Restricted Stock Units that may be granted in any one calendar year to any one Participant shall be two hundred fifty thousand (250,000) Shares.

(c) Performance Awards. With respect to Performance Awards that have a specific dollar-value target or are performance units, the maximum aggregate payout (determined as of the end of the applicable performance cycle) with respect to Performance Awards granted in any one calendar year to any one Participant shall be $2,000,000. With respect to Performance Awards that are payable in Shares, the maximum aggregate payout (determined as of the end of the applicable performance cycle) with respect to Performance Awards granted in any calendar year to any one Participant shall be two hundred fifty thousand (250,000) Shares.

4.3 Adjustment of Shares. If any change in corporate capitalization, such as a stock split, reverse stock split, stock dividend, or any corporate transaction such as a reorganization, reclassification, merger or consolidation or separation, including a spin-off, of the Company or sale or other disposition by the Company of all or a portion of its assets, any other change in the Company's corporate structure, or any distribution to shareholders (other than a cash dividend) results in the outstanding Shares, or any securities exchanged therefor or received in their place, being exchanged for a different number or class of shares or other securities of the Company, or for shares of stock or other securities of any other corporation; or new, different or additional shares or other securities of the Company or of any other corporation being received by the holders of outstanding Shares; then equitable adjustments shall be made by the Committee, as it determines are necessary and appropriate, in:

(a) the limitations on the aggregate number of Shares that may be awarded as set forth in Section 4.1, including, without limitation, with respect to Incentive Stock Options;

(b) the limitations on the aggregate number of Shares that may be awarded to any one single Participant as set forth in Section 4.2;

(c) the number and class of Shares that may be subject to an Award, and that have not been issued or transferred under an outstanding Award;

(d) the Option Price under outstanding Options and the number of Shares to be transferred in settlement of outstanding Stock Appreciation Rights; and

(e) the terms, conditions or restrictions of any Award and Agreement, including the price payable for the acquisition of Shares; provided, however, that, to the extent possible and desirable, all such adjustments made in respect of each ISO shall be accomplished so that such Option shall continue to be an incentive stock option within the meaning of Section 422 of the Code.

4.4 Assumed Awards. In the event the Company assumes outstanding equity awards or the right or obligation to make such awards in connection with the acquisition of or merger with another corporation or business entity, the Committee shall make such adjustments in the terms of such assumed or substituted awards under the Plan, including the number of Shares subject to such award and the exercise price, as it shall deem equitable and appropriate to prevent dilution or enlargement of benefits intended to be made available under the Plan. Such assumed or substituted awards will generally not count against the aggregate number of Shares available for issuance of Awards under the Plan, provided in each case that the requirements are met for the exemption for mergers and acquisitions under rules and regulations of the stock exchange or other recognized market or quotation system on which the Shares are principally traded or quoted at the relevant time.

ARTICLE 5 — STOCK OPTIONS

5.1 Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Eligible Participants at any time and from time to time as shall be determined by the Committee. The Committee shall have sole discretion in determining the number of Shares subject to Options granted to each Participant. The Committee may grant a Participant ISOs, NQSOs or a combination thereof, and may vary such Awards among Participants; provided that only an employee of the Employer may be granted ISOs.

5.2 Agreement. Each Option grant shall be evidenced by an Agreement that shall specify the Option Exercise Price, the duration of the Option, the number of Shares to which the Option pertains and such other provisions as the Committee shall determine. The Option Agreement shall further specify whether the Award is intended to be an ISO or an NQSO. Any portion of an Option that is not designated in the Agreement as an ISO or otherwise fails or is not qualified as an ISO (even if designated as an ISO) shall be an NQSO. The Committee may provide in the Option Agreement for transfer restrictions, repurchase rights, vesting requirements, acceleration provisions and other rights or limitations on the Option or the Shares to be issued pursuant to the exercise of an Option.

5.3 Option Exercise Price. The Option Exercise Price for each grant of an ISO or an NQSO shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted.

5.4 Duration of Options. Each Option shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary of its grant date. If an Agreement does not specify an expiration date, the Option's expiration date shall be the 10th anniversary of its grant date, provided that the Option may expire earlier as provided in the Agreement or in this Plan.

5.5 Exercise of Options. Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, including, without limitation, conditions related to the employment of or provision of services by the Participant with the Company or any Employer, which need not be the same for each grant or for each Participant. The Committee may provide in the Agreement for automatic accelerated vesting and other rights upon the occurrence of a Change in Control of the Company or upon the occurrence of other events as specified in the Agreement.

5.6 Payment. Options shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares (less any amount previously paid by the Participant to acquire the Option). The Option Exercise Price upon exercise of any Option shall be payable to the Company in full, in any of the following manners, to the extent permitted by applicable laws and unless such manner is not permitted by the Committee with respect to some or all Options: (a) in cash, (b) in cash equivalent approved by the Committee, (c) by tendering previously acquired Shares (or delivering a certification or attestation of ownership of such Shares) having an aggregate Fair Market Value at the time of exercise equal to the total Option Exercise Price (provided that the tendered Shares must have been held by the Participant for such period required by the Committee), (d) by having the Company withhold Shares from the Shares acquired upon exercise of the Option having an aggregate Fair Market Value at the time of exercise equal to the total Option Exercise Price, (e) by a net exercise method, (f) by a cashless exercise method, including a broker-assisted cashless exercise, or (g) by a combination of any of the above methods. The Committee also may allow exercise and payment by any other means that the Committee determines to be consistent with the Plan's purpose and applicable law.

5.7 Nontransferability of Options.

(a) Incentive Stock Options. No ISO granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant.

(b) Nonqualified Stock Options. Except as otherwise provided in a Participant's Award Agreement consistent with securities and other applicable laws, rules and regulations, no NQSO granted under this Article 5 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all NQSOs granted to a Participant under this Article 5 shall be exercisable during his or her lifetime only by such Participant. In the event of a transfer permitted by the Agreement, appropriate evidence of any transfer to the Permitted Transferees shall be delivered to the Company at its principal executive office. If all or part of an Option is transferred to a Permitted Transferee, the Permitted Transferee's rights thereunder shall be subject to the same restrictions and limitations with respect to the Option as the Participant, and any reference in the Option Agreement to the employment by or performance of services for the Company by the Participant shall continue to refer to the employment of, or performance of services by, the Participant who transferred the Option.

5.8 Special Rules for ISOs. Notwithstanding the above, in no event shall any Participant who owns (within the meaning of Section 424(d) of the Code) stock of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company be eligible to receive an ISO at an Option Exercise Price less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date the ISO is granted or be eligible to receive an ISO that is exercisable later than the fifth (5th) anniversary date of its grant. No Participant may be granted ISOs (under the Plan and all other incentive stock option plans of the Employer) which are first exercisable in any calendar year for Shares having an aggregate Fair Market Value (determined as of the date an Option is granted) that exceeds One Hundred Thousand Dollars ($100,000). Any such excess shall instead automatically be treated as a NQSO.

APPENDIX 6 — STOCK APPRECIATION RIGHTS

6.1 Grant of Stock Appreciation Rights (or SARs). A Stock Appreciation Right may be granted to an Eligible Participant in connection with an Option granted under Article 5 of this Plan or may be granted independently of any Option. A Stock Appreciation Right shall entitle the holder, within the specified period (which may not exceed 10 years), to exercise the SAR and receive in exchange therefor a payment having an aggregate value equal to the amount by which the Fair Market Value of a Share on the exercise date exceeds the specified purchase price (which, unless provided otherwise, shall be the Fair Market Value on the grant date), times the number of Shares with respect to which the SAR is exercised. The Committee may provide in the Agreement for automatic exercise on a certain date, for payment of the proceeds on a certain date, and/or for accelerated vesting and other rights upon the occurrence of a Change in Control or upon the occurrence of other events specified in the Agreement. SARs shall be subject to the same transferability restrictions as Nonqualified Stock Options.

6.2 Agreement. Each SAR grant shall be evidenced by an Agreement that shall specify the exercise price, the duration of the SAR, the number of Shares to which the SAR pertains and such other provisions as the Committee shall determine.

6.3 Payment. The Committee shall have sole discretion to determine in each Agreement whether the payment with respect to the exercise of an SAR will be in the form of all cash, all Shares, or any combination thereof. If payment is to be made in Shares, the number of Shares shall be determined based on the Fair Market Value of a Share on the date of exercise or the date of payment, as applicable. If the Committee elects to make full payment in Shares, no fractional Shares shall be issued and cash payments shall be made in lieu of fractional Shares. The Committee shall have sole discretion to determine and set forth in the Agreement the timing of any payment made in cash or Shares, or a combination thereof, upon exercise of SARs, including whether payment will be made in a lump sum, in annual installments or otherwise deferred; and the Committee shall have sole discretion to determine and set forth in the Agreement whether any deferred payments may bear amounts equivalent to interest or cash dividends.

6.4 Duration of SARs. Each SAR shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no SAR shall be exercisable later than the tenth (10th) anniversary of its grant date. If an Agreement does not specify an expiration date, the SAR's expiration date shall be the 10th anniversary of its grant date, provided that the SAR may expire earlier as provided in the Agreement or in this Plan.

ARTICLE 7 — STOCK AWARDS, RESTRICTED STOCK AND RESTRICTED STOCK UNITS

7.1 Grant of Stock Awards, Restricted Stock and Restricted Stock Units. Stock Awards and Awards of Restricted Stock and Restricted Stock Units ("RSUs") may be made to Eligible Participants as a reward for past service or as an incentive for the performance of future services. Stock Awards and Awards of Restricted Stock and RSUs may be made either alone or in addition to or in tandem with other Awards granted under the Plan.

7.2 Restricted Stock Agreement. The Restricted Stock Agreement shall set forth the terms of the Restricted Stock Award, as determined by the Committee, including, without limitation, the purchase price, if any, to be paid for such Restricted Stock, which may be zero, subject to such minimum consideration as may be required by applicable law; any restrictions applicable to the Restricted Stock such as continued service or achievement of performance goals; the length of the Restriction Period, if any, and whether any circumstances, such as death, Disability, or a Change in Control, will shorten or terminate the Restriction Period; and rights of the Participant to vote or receive or accrue dividends with respect to the Shares during the Restriction Period.

7.3 Restricted Stock Unit Agreement. The Restricted Stock Unit Agreement shall set forth the terms of the RSU Award, as determined by the Committee, including without limitation, the number of RSUs granted to the Participant; the restrictions, terms and conditions of the RSU; whether the RSU will be settled in cash, Shares, or a combination of the two and the date when the RSU will be settled; any requirements such as continued service or achievement of certain performance measures; the length of the Restriction Period, if any; whether any circumstances such as Change in Control, termination of employment, Disability or death will shorten or terminate any vesting or Restriction Period; and whether dividend equivalents will be paid or accrued with respect to the RSUs.

7.4 Nontransferability. Except as otherwise provided in a Participant's Award Agreement, no RSUs and no Shares of Restricted Stock received by a Participant shall be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of during the Restriction Period.

7.5 Certificates. Upon an Award of Restricted Stock to a Participant, Shares of Restricted Stock shall be registered in the Participant's name. Certificates, if issued, may either be held in custody by the Company until the Restriction Period expires or until restrictions thereon otherwise lapse and/or be issued to the Participant and registered in the name of the Participant, bearing an appropriate restrictive legend and remaining subject to appropriate stop-transfer orders. If required by the Committee, the Participant shall deliver to the Company one or more stock powers endorsed in blank relating to the Restricted Stock. Upon grant of a Stock Award, settlement of an RSU in Shares, and with respect to Restricted Stock, if and when the Restriction Period expires without a prior forfeiture of the Restricted Stock subject to such Restriction Period, unrestricted certificates for such shares shall be delivered to the Participant or registered in the Participant's name on the Company's records; provided, however, that the Committee may cause such legend or legends to be placed on any such certificates as it may deem advisable under the terms of the Plan and the rules, regulations and other requirements of the Securities and Exchange Commission and any applicable federal or state law. The Company shall not be required to deliver any fractional Share but may pay, in lieu thereof, the Fair Market Value (determined as of the date the restrictions lapse for Restricted Stock or the RSU is settled) of such fractional Share to the holder thereof. Concurrently with the grant of an unrestricted Stock Award, the settlement of an RSU or the lapse of any risk of forfeiture applicable to the Restricted Stock, the Participant shall be required to pay an amount necessary to satisfy any applicable federal, state and local tax requirements as set out in Article 12 below.

7.6 Dividends and Other Distributions. Except as provided in this Article 7 or in the Award Agreement, a Participant receiving a Restricted Stock Award shall have, with respect to such Restricted Stock Award, all of the rights of a shareholder of the Company, including the right to vote the Shares to the extent, if any, such Shares possess voting rights and the right to receive any dividends; provided, however, the Committee may require that any dividends on such Shares of Restricted Stock shall be automatically deferred and reinvested in additional Restricted Stock subject to the same restrictions as the underlying Award, or may require that dividends and other distributions on Restricted Stock shall be paid to the Company for the account of the Participant. The Committee shall determine whether interest shall be paid on such amounts, the rate of any such interest, and the other terms applicable to such amounts.

ARTICLE 8 — PERFORMANCE SHARES AND UNITS

8.1 Grant of Performance Shares/Units. Performance Shares, Performance Units or both may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

8.2 Value of Performance Shares/Units. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the number and/or value of Performance Shares, Performance Units or both that will be paid out to the Participant. For purposes of this Article 8, the time period during which the performance goals must be met shall be called a "Performance Period." For Awards intended to qualify under the performance-based compensation provisions of Code Section 162(m), the performance goals shall be established at the beginning of the Performance Period within the time period required by Code Section 162(m).

8.3 Earning of Performance Shares/Units. Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Shares/Units shall be entitled to receive a payout of the number and value of Performance Shares/Units earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

8.4 Form and Timing of Payment of Performance Shares/Units. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay earned Performance Shares/Units in the form of cash or in Shares (or in a combination thereof) which have an aggregate Fair Market Value equal to the value of the earned Performance Shares/Units at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee, including, without limitation, vesting conditions or requirements related to continued employment. The determination of the Committee with respect to the form and timing of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award and, for Awards intended to qualify under the performance-based compensation provisions of Code Section 162(m), shall meet the requirements of Code Section 162(m).

Except as otherwise provided in the Participant's Award Agreement, a Participant shall be entitled to receive any dividends declared with respect to Shares earned in connection with earned grants of Performance Shares/Units, that have not yet been distributed to the Participant (such dividends may be subject to the same accrual, forfeiture, and payout restrictions as apply to dividends earned with respect to Shares of Restricted Stock, as set forth in Section 7.6 herein).

8.5 Nontransferability. Except as otherwise provided in a Participant's Award Agreement, Performance Shares/Units may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, a Participant's rights under the Plan shall be exercisable during the Participant's lifetime only by the Participant or the Participant's legal representative.

ARTICLE 9 — PERFORMANCE MEASURES

Until the Committee proposes for shareholder vote and shareholders approve a change in the general Performance Measures set forth in this Article 9, the attainment of which may determine the degree of payout and/or vesting with respect to Named Executive Officers' Awards that are intended to qualify under the performance-based compensation provisions of Section 162(m) of the Code, the Performance Measure(s) to be used for purposes of such Awards shall be chosen from among the following (which may relate to the Company or a business unit, division or subsidiary): earnings, earnings per share, consolidated pre-tax earnings, net earnings, estimated earnings, operating income, EBIT (earnings before interest and taxes), EBITDA (earnings before interest, taxes, depreciation and amortization), gross margin, revenues, revenue growth, market value added, economic value added, return on equity, return on investment, return on assets, return on net assets, return on capital employed, total shareholder return, profit, economic profit, capitalized economic profit, after-tax profit, pre-tax profit, net income, cash flow measures, cash flow return, sales, sales volume, revenues per employee, stock price, cost, or goals related to acquisitions or divestitures or related to safety and/or production initiatives. The Committee can establish other Performance Measures for performance Awards granted to Eligible Participants who are not Named Executive Officers and for performance Awards granted to Named Executive Officers that are not intended to qualify under the performance-based compensation exception of Section 162(m) of the Code.

The Committee shall be authorized to make adjustments in performance-based criteria or in the terms and conditions of other Awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in applicable laws, regulations or accounting principles. The Committee shall also have the discretion to adjust the determinations of the degree of attainment of the pre-established Performance Measures; provided, however, that Awards which are designed to qualify for the performance-based compensation exception from the deductibility limitations of Section 162(m) of the Code, and which are held by Named Executive Officers, may not be adjusted upward (except as a result of adjustments permitted by this paragraph), but the Committee shall retain the discretion to adjust such Awards downward.

If applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that do not qualify for the performance-based compensation exception from the deductibility limitations of Section 162(m) of the Code, the Committee may make such grants without satisfying the requirements of Section 162(m) of the Code.

ARTICLE 10 — BENEFICIARY DESIGNATION

To the extent permitted by the Committee, each Participant may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate. If required, the spouse of a married Participant domiciled in a community property jurisdiction shall join in any designation of a beneficiary or beneficiaries other than the spouse.

ARTICLE 11 — DEFERRALS

The Committee may permit a Participant to defer such Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award. If any such deferral election is permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals, which rules and procedures shall comply with Section 409A of the Code.

ARTICLE 12 — WITHHOLDING

12.1 Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of any Award under this Plan. If a Participant makes a disposition within the meaning of Section 424(c) of the Code and regulation promulgated thereunder, of any Share or Shares issued to him pursuant to his exercise of an Incentive Stock Option within the two-year period commencing on the day after the date of the grant or within the one-year period commencing on the day after the date of transfer of such Share or Shares to the Optionee pursuant to such exercise, the Optionee shall, within ten (10) days of such disposition, notify the Company thereof, by delivery of written notice to the Company at its principal executive office.

12.2 Share Withholding. With respect to withholding required upon the exercise of Options or SARS, upon the lapse of restrictions on Restricted Stock or RSUs, or upon any other taxable event arising as a result of Awards granted hereunder which are to be paid in the form of Shares, Participants may elect, unless not permitted by the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a fair market value on the date the tax is to be determined equal to not more than the minimum amount of tax required to be withheld with respect to the transaction. All such elections shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

ARTICLE 13 — AMENDMENT AND TERMINATION

13.1 Amendment or Termination of Plan. The Committee or the Board may at any time terminate or from time to time amend the Plan in whole or in part, but no such action shall materially adversely affect any rights or obligations with respect to any Awards previously granted under the Plan, unless the affected Participants consent in writing or the right to make such adverse amendment is clearly reserved in this Plan or in the applicable Agreement. To the extent required by Section 162(m) or Section 422 of the Code, other applicable law, and/or any Listing Standards, no amendment shall be effective unless approved by the shareholders of the Company.

13.2 Amendment of Award Agreement. The Committee may, at any time, amend outstanding Agreements in a manner not inconsistent with the terms of the Plan; provided, however, except as provided in Sections 13.4 and 13.5 or in an Award Agreement, if such amendment is materially adverse to the Participant, as determined by the

Committee, the amendment shall not be effective unless and until the Participant consents to such amendment. To the extent not inconsistent with the terms of the Plan, the Committee may, at any time, amend an outstanding Agreement in a manner that is not unfavorable to the Participant (as determined by the Committee) without the consent of such Participant.

13.3 Cancellation of Awards; Clawback; Detrimental Activity. All Awards shall be subject to the Committee's right to cancel such Awards and/or to impose forfeitures to the extent required under Section 304 of the Sarbanes-Oxley Act of 2002 or required under any clawback policy adopted by the Company that is applicable to an Award. The Committee may also provide in the Award Agreement that if a Participant engages in any "Detrimental Activity" (as defined below or in the Award Agreement), the Committee may, notwithstanding any other provision in this Plan to the contrary, cancel, rescind, suspend, withhold or otherwise restrict or limit any unexpired, unexercised, unpaid or deferred Award as of the first date the Participant engages in the Detrimental Activity, unless sooner terminated by operation of another term of this Plan or any other agreement. Without limiting the generality of the foregoing, the Agreement may also provide that if the Participant exercises an Option or SAR, receives a Performance Share, Performance Unit, or RSU payout, or receives Shares under an Award at any time during the period beginning six months prior to the date the Participant first engages in Detrimental Activity and ending six months after the date the Participant ceases to engage in any Detrimental Activity, the Participant shall be required to pay to the Company the excess of the then fair market value of the Shares subject to the Award over the total price paid by the Participant for such Shares.

For purposes of this Section, "Detrimental Activity" means any of the following, as determined by the Committee in good faith: (i) the violation of any agreement between the Company and the Participant relating to the disclosure of confidential information or trade secrets, the solicitation of employees, customers, suppliers, licensees, licensors or contractors, or the performance of competitive services; (ii) conduct that constitutes Cause (as defined in Section 2.5 above), whether or not the Participant's employment is terminated for Cause; (iii) making, or causing or attempting to cause any other person to make, any statement, either written or oral, or conveying any information about the Company which is disparaging or which in any way reflects negatively upon the Company; (iv) improperly disclosing or otherwise misusing any confidential information regarding the Company; or (v) the refusal or failure of a Participant to provide, upon the request of the Company, a certification, in a form satisfactory to the Company, that he or she is in full compliance with the terms and conditions of the Plan; provided, that the Committee may provide in the Agreement that only certain of the restrictions provided above apply for purposes of the Award Agreement.

13.4 Assumption or Cancellation of Awards Upon a Corporate Transaction. In the event of a proposed sale of all or substantially all of the assets or stock of the Company, the merger of the Company with or into another corporation such that shareholders of the Company immediately prior to the merger exchange their shares of stock in the Company for cash and/or shares of another entity or any other Change in Control or corporate transaction to which the Committee deems this provision applicable (any such event is referred to as a "Corporate Transaction"), the Committee may, in its discretion, cause each Award to be assumed or for an equivalent Award to be substituted by the successor corporation or a parent or subsidiary of such successor corporation (with such assumed or substituted Award adjusted as appropriate).

In addition or in the alternative, the Committee, in its discretion, may determine that all or certain types of Awards will be cancelled at or immediately prior to the time of the Corporate Transaction; provided, however, that at least 15 days prior to the Corporate Transaction (or, if not feasible to provide 15 days notice, within a reasonable period prior to the Corporate Transaction), the Committee notifies the Participant that, subject to rescission if the Corporate Transaction is not successfully completed within a certain period, the Award will be terminated and provides the Participant, either, at the election of the Committee, (i) a payment (in cash or Shares) equal to value of the Award, as determined below, or (ii) the right to exercise the Option or other Award as to all Shares, including Shares as to which the Option or other Award would not otherwise be exercisable (or with respect to Restricted Stock, RSUs, Performance Shares or Performance Units, provide that all restrictions shall lapse) prior to the Corporate Transaction. For purposes of this provision, the value of the Award shall be the value determined in good faith by the Committee and shall generally be measured as of the date of the Corporate Transaction and shall generally equal the value of all cash and/or Shares that would be payable to the Participant upon exercise or vesting of the Award, less the amount of any payment required to be tendered by the Participant upon such exercise; provided, however, the Committee may also determine that the amount payable to the Participant upon cancellation of an Award shall equal the consideration the Participant would have received under the terms of the Corporate Transaction if the Award was fully vested, paid, or exercised (as applicable) immediately prior to the closing of the Corporate Transaction and, thus, the Participant was treated as a shareholder with respect to the Shares that would have been paid upon such vesting, payment, or exercise. For example, the amount payable to the Participant upon the Committee's decision to cancel outstanding Options would usually equal the difference between the Fair Market Value of the Shares subject to the Options and the Exercise Price for such Options, computed as of the date of the Corporate Transaction.

13.5 No Repricing. Other than in connection with a change in capitalization (as described in Section 4.3 of the Plan), the assumption or cancellation of awards upon a corporate transaction (as described in Section 13.4), or an adjustment of assumed or substituted awards (as described in Section 4.4 of the Plan), the Option Exercise Price of each Option and the exercise price of each SAR may not be changed after the date of grant nor may any outstanding Option or SAR granted under the Plan be surrendered to the Company as consideration for the grant of a new Option or SAR with a lower exercise price without approval of the Company's shareholders.

ARTICLE 14 — MISCELLANEOUS PROVISIONS

14.1 Restrictions on Shares. All certificates for Shares delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any Listing Standards and any applicable federal or state laws, and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions. In making such determination, the Committee may rely upon an opinion of counsel for the Company.

Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any Shares under the Plan or make any other distribution of the benefits under the Plan unless such delivery or distribution would comply with all applicable state and federal laws (including, without limitation and if applicable, the requirements of the Securities Act of 1933), and any applicable requirements of any securities exchange or similar entity.

14.2 Special Rule Related to Securities Trading Policy. The Company has established a securities trading policy (the "Policy") relative to disclosure and trading on inside information as described in the Policy. Under the Policy, certain employees and Directors are prohibited from trading Shares or other securities of the Company except during certain "window periods" as described in the Policy. If, under the terms of the Agreement, the last day on which an Option or SAR can be exercised falls on a date that is not, in the opinion of the Company's general counsel or outside counsel to the Company, within a window period permitted by the Policy, the applicable exercise period shall automatically be extended by this Section 14.2 until the third business day of a window period under the Policy (as determined by the Company's general counsel or outside counsel to the Company), but in no event beyond the expiration date of the full term of the Options or SARs.

14.3 Rights of a Shareholder. Except as otherwise provided in Article 7 of the Plan and in the Restricted Stock Agreement, each Participant who receives an Award of Restricted Stock shall have all of the rights of a shareholder with respect to such Shares, including the right to vote the Shares to the extent, if any, such Shares possess voting rights and receive dividends and other distributions. Except as provided otherwise in the Plan or in an Agreement, no Participant awarded an Option, Stock Appreciation Right, RSU, Performance Unit, or Performance Share shall have any right as a shareholder with respect to any Shares covered by such Award prior to the date of issuance to him or his delegate of a certificate or certificates for such Shares or the date the Participant's name is registered on the Company's book as the shareholder of record with respect to such Shares.

14.4 No Implied Rights. Nothing in the Plan or any Award granted under the Plan shall confer upon any Participant any right to continue in the service of the Employer, or to serve as a Director thereof, or interfere in any way with the right of the Employer to terminate his or her employment or other service relationship at any time. Unless otherwise determined by the Committee, no Award granted under the Plan shall be deemed salary or compensation for the purpose of computing benefits under any employee benefit plan, severance program, or other arrangement of the Employer for the benefit of its employees. No Participant shall have any claim to an Award until it is actually granted under the Plan. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall, except as otherwise provided by the Committee, be no greater than the right of an unsecured general creditor of the Company.

14.5 Transfer of Employee. The transfer of an employee from one Employer to another Employer shall not be considered a termination of employment. Except as provided under Code Section 409A with respect to an Award subject to Code Section 409A or as provided by the Committee; it shall not be considered a termination of employment if an employee is placed on temporary military, disability or sick leave or such other leave of absence which is considered by the Committee as continuing intact the employment relationship.

14.6 Compliance with Laws.

(a) At all times when the Committee determines that compliance with Section 162(m) of the Code is required or desirable, all Awards to Named Executive Officers shall comply with the requirements of Section 162(m) of the Code. In addition, in the event that changes are made to Section 162(m) of the Code to permit greater flexibility with respect to any Awards, the Committee may, subject to the requirements of Article 13, make any adjustments it deems appropriate.

(b) The Plan and the grant of Awards shall be subject to all applicable federal and state laws, rules, and regulations and to such approvals by any United States government or regulatory agency as may be required. It is the intent of the Company that the Awards made hereunder comply in all respects with Rule 16b-3 under the Exchange Act and that any ambiguities or inconsistencies in construction of the Plan be interpreted to give effect to such intention Any provision herein relating to compliance with Rule 16b-3 under the Exchange Act shall not be applicable with respect to participation in the Plan by Participants who are not Insiders.

14.7 Successors. The terms of the Plan shall be binding upon the Company, and its successors and assigns.

14.8 Tax Elections. Each Participant agrees to give the Committee prompt written notice of any election made by such Participant under Code Section 83(b) or any similar provision thereof. Notwithstanding the preceding sentence, the Committee may condition any Award on the Participant's not making an election under Code Section 83(b).

14.9 Unfunded Plan. The Plan shall be unfunded. Bookkeeping accounts may be established with respect to Participants who are granted Awards under the Plan, but any such accounts will be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets which may at any time be represented by Awards.

14.10 Compliance With Code Section 409A. Unless the Committee expressly determines otherwise, Awards are intended to be exempt from Code Section 409A as stock rights or short-term deferrals and, accordingly, the terms of any Awards shall be construed and administered to preserve such exemption (including with respect to the time of payment following a lapse of restrictions applicable to an Award). To the extent that Section 409A applies to a particular Award granted under the Plan (notwithstanding the preceding sentence), then the terms of the Award shall be construed and administered to permit the Award to comply with Section 409A, including, if necessary, by delaying the payment of any Award payable upon separation from service to a Participant who is a "specified employee" (as defined in Code Section 409A and determined consistently for all of the Company's arrangements that are subject to Code Section 409A), for a period of six months and one day after such Participant's separation from service. In the event any Person is subject to income inclusion, additional interest or taxes, or any other adverse consequences under Code Section 409A, then neither the Company, the Committee, the Board nor its or their employees, designees, agents or contractors shall be liable to any Participant or other Person in connection with such adverse consequences under Code Section 409A.

14.11 Legal Construction.

(a) Severability. If any provision of this Plan or an Agreement is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Agreement under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Agreement, it shall be stricken and the remainder of the Plan or the Agreement shall remain in full force and effect.

(b) Gender and Number. Where the context admits, words in any gender shall include the other gender, words in the singular shall include the plural and words in the plural shall include the singular.

(c) Governing Law. To the extent not preempted by federal law, the Plan and all Agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Tennessee.

IN WITNESS WHEREOF, this Plan is executed as of the date approved by the Compensation Committee of the Board of Directors of the Company, the 5th day of March, 2012.

JAMES RIVER COAL COMPANY

By : ______________________________